Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF REORGANIZATION

by and between

XENITH BANKSHARES, INC.

and

HAMPTON ROADS BANKSHARES, INC.

Dated as of February 10, 2016

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3.17	Environmental Matters	23
3.18	Investment Securities and Commodities	23
3.19	Real Property	24
3.20	Intellectual Property	24
3.21	Related Party Transactions	25
3.22	State Takeover Laws	25
3.23	Reorganization	25
3.24	Opinion	25
3.25	Xenith Information	26
3.26	Loan Portfolio	26
3.27	Insurance	27
3.28	No Other Representations or Warranties	27

	ARTICLE IV

	REPRESENTATIONS AND WARRANTIES OF HRB

4.1	Corporate Organization	28
4.2	Capitalization	29
4.3	Authority; No Violation	31
4.4	Consents and Approvals	32
4.5	Reports	32
4.6	Financial Statements	33
4.7	Broker’s Fees	34
4.8	Absence of Certain Changes or Events	34
4.9	Legal Proceedings	34
4.10	Taxes and Tax Returns	35
4.11	Employees	36
4.12	SEC Reports	38
4.13	Compliance with Applicable Law	39
4.14	Certain Contracts	40
4.15	Agreements with Regulatory Agencies	41
4.16	Risk Management Instruments	41
4.17	Environmental Matters	42
4.18	Investment Securities and Commodities	42
4.19	Real Property	43
4.20	Intellectual Property	43
4.21	Related Party Transactions	43
4.22	State Takeover Laws	44
4.23	Reorganization	44
4.24	Opinion	44
4.25	HRB Information	44
4.26	Loan Portfolio	44
4.27	Insurance	45
4.28	No Other Representations or Warranties	46

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	ARTICLE V

	COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1	Conduct of Business of Xenith Prior to the Effective Time	46
5.2	Xenith Forbearances	46
5.3	Conduct of Business of HRB Prior to the Effective Time	49
5.4	HRB Forbearances	50
5.5	No Control of the Other Party’s Business	53

	ARTICLE VI

	ADDITIONAL AGREEMENTS

6.1	Regulatory Matters	53
6.2	Access to Information	54
6.3	Shareholders’ Approvals	55
6.4	Legal Conditions to Merger	56
6.5	Stock Exchange Listing	57
6.6	Employee Benefit Plans	57
6.7	Indemnification; Directors’ and Officers’ Insurance	58
6.8	Additional Agreements	59
6.9	Advice of Changes	59
6.10	Shareholder Litigation	60
6.11	Post-Merger Organizational Matters	60
6.12	Acquisition Proposals	60
6.13	Public Announcements	63
6.14	Takeover Statutes	63
6.15	Exemption from Liability Under Section 16(b)	64
6.16	Existing Indebtedness	64

	ARTICLE VII

	CONDITIONS PRECEDENT

7.1	Conditions to Each Party’s Obligation To Effect the Merger	65
7.2	Conditions to Obligations of HRB	66
7.3	Conditions to Obligations of Xenith	67

	ARTICLE VIII

	TERMINATION AND AMENDMENT

8.1	Termination	68
8.2	Effect of Termination	70
8.3	Amendment	71
8.4	Extension; Waiver	71

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	ARTICLE IX

	GENERAL PROVISIONS

9.1	Closing	72
9.2	Nonsurvival of Representations, Warranties and Agreements	72
9.3	Expenses	72
9.4	Notices	72
9.5	Interpretation	73
9.6	Counterparts	74
9.7	Entire Agreement	74
9.8	Governing Law; Jurisdiction	74
9.9	Waiver of Jury Trial	74
9.10	Assignment; Third Party Beneficiaries	75
9.11	Specific Performance	75
9.12	Severability	75
9.13	Delivery by Facsimile or Electronic Transmission	75

Exhibit A – Plan of Merger

-iv-

INDEX OF DEFINED TERMS

Page

affiliate	74
Agreement	1
Articles of Merger	2
Bank Merger	6
Bank Merger Agreement	6
Bank Merger Certificates	6
BHC Act	9
Bureau of Financial Institutions	13
Certificate	2
certificates	6
Chosen Courts	75
Closing	73
Closing Date	73
Code	1
Confidentiality Agreement	56
Continuing Employees	58
Effective Time	2
Employment Agreements	1
Enforceability Exceptions	23
Environmental Laws	23
ERISA	17
Exchange Act	14
Exchange Agent	6
Exchange Fund	6
Exchange Ratio	2
Existing Credit Facility	65
FDIC	10
Federal Reserve Board	13
GAAP	10
Governmental Entity	13
HRB	1
HRB Acquisition Proposal	63
HRB Articles	5
HRB Balance Sheet	69
HRB Balance Sheet Date	69
HRB Bank Payment	54
HRB Benefit Plan	36
HRB Board Recommendation	56
HRB Bylaws	5
HRB Common Stock	2
HRB Contract	42
HRB Disclosure Schedule	28
HRB Equity Awards	30

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HRB ERISA Affiliate	37
HRB Leased Properties	43
HRB Meeting	56
HRB Owned Properties	43
HRB Qualified Plan	37
HRB Real Property	43
HRB Regulatory Agreement	42
HRB Reports	39
HRB Restricted Stock Unit Awards	30
HRB Share Closing Price	8
HRB Stock Options	30
HRB Subsidiary	29
HRB Warrants	30
HRB’s Adjusted Shareholders’ Equity	69
Intellectual Property	25
IRS	16
Joint Proxy Statement	13
knowledge	74
Liens	11
Loans	27
made available	74
Material Adverse Effect	10
Materially Burdensome Regulatory Condition	55
Merger	1
Merger Consideration	2
Multiemployer Plan	18
Multiple Employer Plan	18
NASDAQ	8
New Plans	58
Operative Documents	31
Payoff Letter	65
Permitted Encumbrances	24
person	74
Plan of Merger	1
Premium Cap	60
Recommendation Change	56
Regulatory Agencies	13
Representatives	61
Requisite HRB Name Change Vote	32
Requisite HRB Vote	32
Requisite Regulatory Approvals	66
Requisite Xenith Vote	12
S-4	13
Sarbanes-Oxley Act	15
SEC	13
Securities	31

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Securities Act	20
SRO	13
Subordinated Notes	65
Subsidiary	10
Supplemental Instrument	65
Surviving Bank	6
Surviving Corporation	1
Takeover Statutes	26
Tax	17
Tax Return	17
Taxes	17
Termination Date	70
Termination Fee	71
Trust	31
Trust Agreement	31
Trusts	31
Voting Agreements	1
VSCA	2
VSCC	2
Xenith	1
Xenith Acquisition Proposal	63
Xenith Adjusted Option	3
Xenith Adjusted Warrant	5
Xenith Articles	9
Xenith Balance Sheet	67
Xenith Balance Sheet Date	68
Xenith Bank	6
Xenith Bank Payment	54
Xenith Benefit Plan	17
Xenith Board Recommendation	56
Xenith Bylaws	9
Xenith Common Stock	2
Xenith Contract	22
Xenith Disclosure Schedule	9
Xenith Equity Awards	5
Xenith ERISA Affiliate	17
Xenith Indemnified Parties	59
Xenith Insiders	65
Xenith Leased Properties	25
Xenith Meeting	56
Xenith Owned Properties	24
Xenith Qualified Plan	18
Xenith Real Property	25
Xenith Regulatory Agreement	23
Xenith Reports	20
Xenith Restricted Stock Award	3

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Xenith Restricted Stock Unit Award	4
Xenith Stock Option	3
Xenith Subsidiary	9
Xenith Warrants	11
Xenith’s Adjusted Shareholders’ Equity	68

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AGREEMENT AND PLAN OF REORGANIZATION

AGREEMENT AND PLAN OF REORGANIZATION, dated as of February 10, 2016 (this “Agreement”), by and between Xenith Bankshares, Inc., a Virginia corporation (“Xenith”), and Hampton Roads Bankshares, Inc., a Virginia corporation (“HRB”).

WITNESSETH:

WHEREAS, the Boards of Directors of HRB and Xenith have determined that it is in the best interests of their respective companies and their shareholders to consummate the strategic business combination transaction provided for herein, pursuant to which Xenith will, subject to the terms and conditions set forth herein, merge with and into HRB (the “Merger”), so that HRB is the surviving corporation (hereinafter sometimes referred to in such capacity as the “Surviving Corporation”) in the Merger;

WHEREAS, in furtherance thereof, the respective Boards of Directors of HRB and Xenith have unanimously approved the Merger and this Agreement, including the Plan of Merger in substantially the form attached hereto as Exhibit A (the “Plan of Merger”);

WHEREAS, for federal income tax purposes, it is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to be and is adopted as a plan of reorganization for purposes of Sections 354 and 361 of the Code;

WHEREAS, as an inducement for each party to enter into this Agreement, certain shareholders of each of HRB and Xenith have simultaneously herewith entered into a voting agreement (collectively, the “Voting Agreements”) in connection with the Merger;

WHEREAS, HRB and certain executive officers of Xenith and HRB have simultaneously herewith entered into employment agreements (collectively, the “Employment Agreements”), each such agreement to be subject to the occurrence of and effective as of the Effective Time (as defined herein); and

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger. Subject to the terms and conditions of this Agreement, in accordance with the Virginia Stock Corporation Act (the “VSCA”), at the Effective Time,

Xenith shall merge with and into HRB pursuant to this Agreement and the Plan of Merger. HRB shall be the Surviving Corporation in the Merger, and shall continue its corporate existence under the laws of the Commonwealth of Virginia. Upon consummation of the Merger, the separate corporate existence of Xenith shall terminate.

1.2 Effective Time. The Merger shall become effective (the “Effective Time”) at the time the Certificate of Merger is issued by the Virginia State Corporation Commission (the “VSCC”) (or at such later time as may be specified in the Articles of Merger filed with the VSCC (the “Articles of Merger” )), as provided in Sections 13.1-720 and 13.1-606 of the VSCA.

1.3 Effects of the Merger. At and after the Effective Time, the Merger shall have the effect set forth in Section 13.1-721 of the VSCA.

1.4 Conversion of Xenith Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of HRB, Xenith or the holder of any of the following securities:

(a) Subject to Section 2.2(e), each share of the common stock, par value $1.00 per share, of Xenith issued and outstanding immediately prior to the Effective Time (the “Xenith Common Stock”), except for shares of Xenith Common Stock owned by Xenith or HRB (in each case other than in a fiduciary or agency capacity or as a result of debts previously contracted), shall be converted into the right to receive 4.4 shares (the “Exchange Ratio” and such shares, the “Merger Consideration”) of the common stock, par value $0.01 per share, of HRB (the “HRB Common Stock”); it being understood that upon the Effective Time, pursuant to Section 1.5, the HRB Common Stock, including the shares issued to former holders of Xenith Common Stock, shall be the common stock of the Surviving Corporation.

(b) All of the shares of Xenith Common Stock converted into the right to receive HRB Common Stock pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate (each, a “Certificate”, it being understood that any reference herein to “Certificate” shall be deemed to include reference to book-entry account statements relating to the ownership of shares of Xenith Common Stock) previously representing any such shares of Xenith Common Stock shall thereafter represent only the right to receive (i) a certificate representing the number of whole shares of HRB Common Stock which such shares of Xenith Common Stock have been converted into the right to receive, (ii) cash in lieu of fractional shares which the shares of Xenith Common Stock represented by such Certificate have been converted into the right to receive pursuant to this Section 1.4 and Section 2.2(e), without any interest thereon and (iii) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.2. Certificates previously representing shares of Xenith Common Stock shall be exchanged for certificates representing whole shares of HRB Common Stock (together with any dividends or distributions with respect thereto and cash in lieu of fractional shares issued in consideration therefor) upon the surrender of such Certificates in accordance with Section 2.2, without any interest thereon. If, prior to the Effective Time, the outstanding shares of HRB Common Stock or Xenith Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, or there shall be any extraordinary dividend or distribution, an appropriate and proportionate adjustment shall be made to the Exchange Ratio and the Merger Consideration.

(c) Notwithstanding anything to the contrary in this Agreement, at the Effective Time, all shares of Xenith Common Stock that are owned by Xenith or HRB (in each case other than in a fiduciary or agency capacity or as a result of debts previously contracted) shall be cancelled and shall cease to exist and no stock of HRB or other consideration shall be delivered in exchange therefor.

1.5 HRB Common Stock. At and after the Effective Time, each share of HRB Common Stock issued and outstanding immediately prior to the Effective Time shall remain an issued and outstanding share of common stock of the Surviving Corporation and shall not be affected by the Merger.

1.6 Treatment of Xenith Equity Awards.

(a) Xenith Stock Options. At the Effective Time, each compensatory option granted by Xenith to purchase shares of Xenith Common Stock (a “Xenith Stock Option”), whether or not vested, that is outstanding and unexercised as of immediately prior to the Effective Time shall be converted into an option to acquire, on the same terms and conditions as were applicable under such Xenith Stock Option immediately prior to the Effective Time, including vesting (and any applicable accelerated vesting), a number of shares of HRB Common Stock equal to the number of shares of Xenith Common Stock subject to such Xenith Stock Option immediately prior to the Effective Time multiplied by the Exchange Ratio (rounding any resultant fractional share down to the nearest whole number of shares) at a price per share of HRB Common Stock equal to the price per share under such Xenith Stock Option divided by the Exchange Ratio (rounding any resultant fractional cent up to the nearest whole cent) (each, as so adjusted, a “Xenith Adjusted Option”).

(b) Xenith Restricted Stock Awards.

(i) At the Effective Time, each award in respect of a share of Xenith Common Stock subject to vesting, repurchase or other lapse restriction granted by Xenith that is outstanding immediately prior to the Effective Time (a “Xenith Restricted Stock Award”) and becomes vested by its terms at the Effective Time or by reason of the consummation of the transactions contemplated by this Agreement shall be cancelled and converted automatically into the right to receive the Merger Consideration in respect of each share of Xenith Common Stock underlying such Xenith Restricted Stock Award and, unless the holder of the Xenith Restricted Stock Award makes a cash payment to Xenith at or before the Effective Time for applicable tax withholdings, the Merger Consideration payable in respect of a Xenith Restricted Stock Award shall be reduced by applicable tax withholdings as described in Section 1.6(d).

(ii) At the Effective Time, each Xenith Restricted Stock Award that does not by its terms become vested at the Effective Time or by reason of the consummation of the transactions contemplated by this Agreement shall, automatically and without any required action on the part of the holder thereof, be converted into a HRB restricted stock award with the same terms and conditions (including vesting provisions) as were applicable to such Xenith Restricted Stock Award immediately prior to the Effective Time, relating to the number of shares of HRB Common Stock equal to the product of (a) the Exchange Ratio, multiplied by (b) the number of shares of Xenith Common Stock subject to such Xenith Restricted Stock Award as of immediately prior to the Effective Time (rounding any resultant fractional share to the nearest whole number of shares).

(c) Xenith Restricted Stock Unit Awards.

(i) At the Effective Time, each restricted stock unit award in respect of shares of Xenith Common Stock granted by Xenith that is outstanding immediately prior to the Effective Time (a “Xenith Restricted Stock Unit Award”) and becomes vested and/or payable by its terms at the Effective Time or by reason of the consummation of the transactions contemplated by this Agreement shall be cancelled and converted automatically into the right to receive the Merger Consideration in respect of each share of Xenith Common Stock underlying such Xenith Restricted Stock Unit Award and, unless the holder of the Xenith Restricted Stock Unit Award makes a cash payment to Xenith at or before the Effective Time for applicable tax withholdings, the Merger Consideration payable in respect of a Xenith Restricted Stock Unit Award shall be reduced by applicable tax withholdings as described in Section 1.6(d).

(ii) At the Effective Time, each Xenith Restricted Stock Unit Award that does not by its terms become vested at the Effective Time or by reason of the consummation of the transactions contemplated by this Agreement, or that is vested immediately prior to the Effective Time or by reason of the consummation of the transactions contemplated by this Agreement and does not by its terms become payable at the Effective Time, shall, automatically and without any required action on the part of the holder thereof, be converted into a HRB restricted stock unit award with the same terms and conditions (including vesting and payment provisions) as were applicable to such Xenith Restricted Stock Unit Award immediately prior to the Effective Time, relating to the number of shares of HRB Common Stock equal to the product of (a) the Exchange Ratio, multiplied by (b) the number of shares of Xenith Common Stock subject to such Xenith Restricted Stock Unit Award as of immediately prior to the Effective Time (rounding any resultant fractional share to the nearest whole number of shares).

(d) If the applicable tax withholdings are not paid to Xenith in cash as provided in Section 1.6(b)(i) or Section 1.6(c)(i), the number of shares of HRB Common Stock withheld from the consideration otherwise deliverable to each holder of a Xenith Restricted Stock Award or Xenith Restricted Stock Unit Award under Section 1.6(b)(i) or Section 1.6(c)(i) for purposes of satisfying applicable tax withholding shall be calculated by assuming that the value of a share of HRB Common Stock is equal to the HRB Share Closing Price.

(e) At or prior to the Effective Time, Xenith, the Board of Directors of Xenith and its compensation committee, as applicable, shall approve any resolutions and take any actions that are necessary to effectuate the provisions of this Section 1.6.

(f) For purposes of this Agreement, the term “Xenith Equity Awards” means the Xenith Stock Options, Xenith Adjusted Options, Xenith Restricted Stock Awards and Xenith Restricted Stock Unit Awards.

1.7 Warrants. At the Effective Time, each Xenith Warrant that is outstanding as of immediately prior to the Effective Time shall be converted in accordance with its terms into a Warrant to acquire, on the same terms and conditions as were applicable under such Xenith Warrant, a number of shares of HRB Common Stock equal to the number of shares of Xenith Common Stock subject to such Xenith Warrant immediately before the Effective Time multiplied by the Exchange Ratio (rounding any resultant fractional share down to the nearest whole share) at a price per share of HRB Common Stock equal to the price per share under such Xenith Warrant divided by the Exchange Ratio (rounding any resultant fractional cent up to the nearest cent) (each, as so adjusted, a “Xenith Adjusted Warrant”).

1.8 Articles of Incorporation of Surviving Corporation. At the Effective Time, the Amended and Restated Articles of Incorporation of HRB (the “HRB Articles”), as in effect immediately prior to the Effective Time, shall, subject to the approval by the shareholders of HRB of the Requisite HRB Name Change Vote, be amended as set forth in, and attached to, the Plan of Merger attached hereto as Exhibit A solely so that at the Effective Time the name of the Surviving Corporation shall be “Xenith Bankshares, Inc.”, and as so amended shall be the Articles of Incorporation of the Surviving Corporation until thereafter amended in accordance with applicable law.

1.9 Bylaws of Surviving Corporation. Subject to the approval by the shareholders of HRB of the Requisite HRB Name Change Vote, at the Effective Time, the Bylaws of HRB (the “HRB Bylaws”), as in effect immediately prior to the Effective Time, shall be amended solely to change the name of the Surviving Corporation to “Xenith Bankshares, Inc.”, and as so amended shall be the Bylaws of the Surviving Corporation until thereafter amended in accordance with applicable law.

1.10 Tax Consequences. It is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement is intended to be and is adopted as a plan of reorganization for the purposes of Sections 354 and 361 of the Code.

1.11 Bank Merger. Immediately following the Merger, Xenith Bank (“Xenith Bank”), a Virginia banking corporation and a wholly owned Subsidiary of Xenith, will merge (the “Bank Merger”) with and into Bank of Hampton Roads, a Virginia state-chartered commercial bank and a wholly owned Subsidiary of HRB. Bank of Hampton Roads shall be the surviving entity in the Bank Merger (the “Surviving Bank”) and, following the Bank Merger, the separate corporate existence of Xenith Bank shall cease. The parties agree that the Bank Merger shall become effective immediately after the Effective Time. Promptly after the date of this Agreement, Bank of Hampton Roads and Xenith Bank will enter into an agreement of merger and a related plan of merger in form and substance agreed by HRB and Xenith, which shall be customary for mergers similar to the Bank Merger (the “Bank Merger Agreement”). Xenith shall cause Xenith Bank, and HRB shall cause Bank of Hampton Roads, to execute articles of merger and such other documents and certificates as are necessary to make the Bank Merger effective (“Bank Merger Certificates”) immediately following the Effective Time.

ARTICLE II

EXCHANGE OF SHARES

2.1 HRB to Make Shares Available. At or prior to the Effective Time, HRB shall deposit, or shall cause to be deposited, with an exchange agent designated by HRB and reasonably acceptable to Xenith (the “Exchange Agent”), for the benefit of the holders of Certificates, for exchange in accordance with this Article II, certificates or, at HRB’s option, evidence of shares in book entry form (collectively, referred to herein as “certificates”), representing the shares of HRB Common Stock, and cash in lieu of any fractional shares (such cash and certificates for shares of HRB Common Stock, together with any dividends or distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”), to be issued pursuant to Sections 1.4 and 1.6 and paid pursuant to Section 2.2(a) in exchange for outstanding shares of Xenith Common Stock.

2.2 Exchange of Shares.

(a) As promptly as practicable after the Effective Time, but in no event later than ten (10) days thereafter, HRB shall cause the Exchange Agent to mail to each holder of record of one or more Certificates representing shares of Xenith Common Stock immediately prior to the Effective Time that have been converted at the Effective Time into the right to receive HRB Common Stock pursuant to Article I, a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates in exchange for certificates representing the number of whole shares of HRB Common Stock and any cash in lieu of fractional shares which the shares of Xenith Common Stock represented by such Certificate or Certificates shall have been converted into the right to receive pursuant to this Agreement as well as any dividends or distributions to be paid pursuant to Section 2.2(b). Upon proper surrender of a Certificate or Certificates for exchange and cancellation to the Exchange Agent, together with such properly completed letter of transmittal, duly executed, the holder of such Certificate or Certificates shall be entitled to receive in exchange therefor, as applicable, (i) a certificate representing that number of whole shares of HRB Common Stock to which such holder of Xenith Common Stock shall have become entitled pursuant to the provisions of Article I and (ii) a check representing the amount of (A) any cash in lieu of fractional shares which such holder has the right to receive in respect of the Certificate or Certificates surrendered pursuant to the provisions of this Article II and (B) any dividends or distributions which the holder thereof has the right to receive pursuant to this Section 2.2, and the Certificate or Certificates so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any Merger Consideration, dividends or distributions or cash in lieu of fractional shares payable to holders of Certificates. Until surrendered as contemplated by this Section 2.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive, upon surrender, the number of whole shares of HRB Common Stock which the shares of Xenith Common Stock represented by such Certificate have been converted into the right to receive and any cash in lieu of fractional shares or in respect of dividends or distributions as contemplated by this Section 2.2.

(b) No dividends or other distributions declared with respect to HRB Common Stock shall be paid to the holder of any unsurrendered Certificate until such holder shall surrender such Certificate in accordance with this Article II. After the surrender of a Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to the whole shares of HRB Common Stock that the shares of Xenith Common Stock represented by such Certificate have been converted into the right to receive.

(c) If any certificate representing shares of HRB Common Stock is to be issued in a name other than that in which the Certificate or Certificates surrendered in exchange therefor is or are registered, it shall be a condition of the issuance thereof that the Certificate or Certificates so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other similar Taxes required by reason of the issuance of a certificate representing shares of HRB Common Stock in any name other than that of the registered holder of the Certificate or Certificates surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(d) After the Effective Time, there shall be no transfers on the stock transfer books of Xenith of the shares of Xenith Common Stock that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for certificates representing shares of HRB Common Stock as provided in this Article II.

(e) Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of HRB Common Stock shall be issued upon the surrender for exchange of Certificates, no dividend or distribution with respect to HRB Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of HRB. In lieu of the issuance of any such fractional share, HRB shall pay to each former shareholder of Xenith who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the average of the closing-sale prices of HRB Common Stock on the Nasdaq Global Select Market (the “NASDAQ”) as reported by The Wall Street Journal for the five (5) full trading days ending on the day preceding the Closing Date (or, if not reported therein, in another authoritative source mutually agreed upon by Xenith and HRB) (the “HRB Share Closing Price”) by (ii) the fraction of a share (rounded to the nearest thousandth when expressed in decimal form) of HRB Common Stock which such holder would otherwise be entitled to receive pursuant to Section 1.4.

(f) Any portion of the Exchange Fund that remains unclaimed by the shareholders of Xenith for six (6) months after the Effective Time shall be paid to the Surviving Corporation. Any former shareholders of Xenith who have not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation for payment of the shares of HRB Common Stock, cash in lieu of any fractional shares and any unpaid dividends and distributions on the HRB Common Stock deliverable in respect of each former share of Xenith Common Stock such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of HRB, Xenith, the Surviving Corporation, the Exchange Agent or any other person shall be liable to any former holder of shares of Xenith Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

(g) HRB shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from any Merger Consideration, cash in lieu of fractional shares of HRB Common Stock, cash dividends or distributions payable pursuant to this Section 2.2 or any other amounts otherwise payable pursuant to this Agreement to any holder of Xenith Common Stock or Xenith Equity Awards such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax law. To the extent that amounts are so withheld by HRB or the Exchange Agent, as the case may be, and paid over to the appropriate governmental authority, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Xenith Common Stock or Xenith Equity Awards in respect of which the deduction and withholding was made by HRB or the Exchange Agent, as the case may be.

(h) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by HRB, the posting by such person of a bond in such amount as HRB may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of HRB Common Stock and any cash in lieu of fractional shares deliverable in respect thereof pursuant to this Agreement.

(i) In accordance with Section 13.1-730 of the VSCA, no appraisal rights shall be available to the holders of Xenith Common Stock in connection with the Merger or the other transactions contemplated by this Agreement.

ARTICLE II

IREPRESENTATIONS AND WARRANTIES OF XENITH

Except (A) as disclosed in the disclosure schedule delivered by Xenith to HRB concurrently herewith (the “Xenith Disclosure Schedule”); provided that (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the Xenith Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Xenith that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect and (iii) any disclosures made with respect to a section of Article III shall be deemed to qualify (a) any other section of Article III specifically referenced or cross-referenced and (b) other sections of Article III to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections, or (B) as disclosed in any Xenith Reports filed by Xenith since December 31, 2014, and prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly nonspecific or cautionary, predictive or forward-looking in nature), Xenith hereby represents and warrants to HRB as follows:

3.1 Corporate Organization.

(a) Xenith is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Virginia, and is a bank holding company duly registered under the Bank Holding Company Act of 1956, as amended (“BHC Act”). Xenith has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. Xenith is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Xenith. True and complete copies of the Second Amended and Restated Articles of Incorporation of Xenith (the “Xenith Articles”) and the Amended and Restated By-Laws of Xenith (the “Xenith Bylaws”), as in effect as of the date of this Agreement, have previously been made available by Xenith to HRB.

(b) Each Subsidiary of Xenith (a “Xenith Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and in which the failure to be so qualified would reasonably be expected to have a Material Adverse Effect on Xenith and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of any Subsidiary of Xenith to pay dividends or distributions except, in the case of a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities. The deposit accounts of each Subsidiary of Xenith that is an insured depository institution are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Deposit Insurance Fund to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or threatened. Section 3.1(b) of the Xenith Disclosure Schedule sets forth a true and complete list of all Subsidiaries of Xenith.

(c) As used in this Agreement, the term “Material Adverse Effect” means, with respect to HRB, Xenith or the Surviving Corporation, as the case may be, a material adverse effect on (i) the business, properties, assets, liabilities, prospects, results of operations or condition (financial or otherwise) of such party and its Subsidiaries taken as a whole (provided, however, that, with respect to this clause (i), Material Adverse Effect shall not be deemed to include the impact of (A) changes, after the date hereof, in U.S. generally accepted accounting principles (“GAAP”) or applicable regulatory accounting requirements, (B) changes, after the date hereof, in laws, rules or regulations of general applicability to companies in the industries in which such party and its Subsidiaries operate, or interpretations thereof by courts or Governmental Entities, (C) changes, after the date hereof, in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market conditions affecting the financial services industry generally and not specifically relating to such party or its Subsidiaries, or (D) changes proximately caused by the public disclosure or consummation of the transactions contemplated hereby (provided that this exception shall not apply for purposes of the representations and warranties in Section 3.3(b) or Section 4.3(b)) or actions expressly required by this Agreement or that are taken with the express prior written consent of the other party in contemplation of the transactions contemplated hereby; except, with respect to subclauses (A), (B), or (C), to the extent that the effects of such change are disproportionately adverse to such party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its Subsidiaries operate) or (ii) the ability of such party to timely consummate the transactions contemplated hereby.

(d) As used in this Agreement, the word “Subsidiary” when used with respect to any person, means any corporation, partnership, limited liability company, bank or other organization, whether incorporated or unincorporated, or person of which (i) such first person directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions or (ii) such first person is or directly or indirectly has the power to appoint a general partner, manager or managing member or others performing similar functions.

3.2 Capitalization.

(a) The authorized capital stock of Xenith consists of 100,000,000 shares of Xenith Common Stock, par value $1.00 per share, and 25,000,000 shares of preferred stock, par value $1.00 per share, of which no shares of preferred stock are issued or outstanding. As of the date of this Agreement, there are (i) 13,067,356 shares of Xenith Common Stock issued and outstanding, which number includes 128,539 shares of Xenith Common Stock granted in respect of outstanding Xenith Restricted Stock Awards, (ii) no shares of Xenith Common Stock held in treasury, (iii) 728,052 shares of Xenith Common Stock subject to outstanding Xenith Stock Options, (iv) 147,082 shares of Xenith Common Stock subject to outstanding Xenith Restricted Stock Unit Awards, (v) 563,760 shares of Xenith Common Stock subject to outstanding warrants to purchase Xenith Common Stock with an exercise price of $11.49 per share of Xenith Common Stock (“Xenith Warrants”), (vi) 925,517 additional shares of Xenith Common Stock reserved for issuance pursuant to the Xenith Benefit Plans and (vii) no other shares of capital stock or other voting securities of Xenith issued, reserved for issuance or outstanding. All of the issued and outstanding shares of Xenith Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which shareholders of Xenith may vote. No trust preferred or, except as set forth in Section 3.2(a) of the Xenith Disclosure Schedule, subordinated debt securities of Xenith are issued or outstanding. Other than Xenith Stock Options, Xenith Restricted Stock Unit Awards and Xenith Warrants, in each case, issued prior to the date of this Agreement and set forth in this Section 3.2(a), there are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements obligating Xenith to issue, transfer, sell, purchase, redeem or otherwise acquire, any such securities. There are no voting trusts, shareholder agreements, proxies or other agreements in effect with respect to the voting or transfer of the Xenith Common Stock or other equity interests of Xenith, other than the Voting Agreements and as set forth in Section 3.2(a) of the Xenith Disclosure Schedule. Section 3.2(a) of the Xenith Disclosure Schedule sets forth a true, correct and complete list of all Xenith Equity Awards and Xenith Warrants outstanding as of the date hereof specifying, on a holder-by-holder basis, as applicable, (A) the name of each holder, (B) the number of shares subject to each such Xenith Equity Award and Xenith Warrant, (C) the grant date of each such Xenith Equity Award, (D) the Xenith Benefit Plan under which such Xenith Equity Award was granted, (E) the exercise price for each such Xenith Equity Award that is a Xenith Stock Option and each Xenith Warrant, and (F) the expiration date for each such Xenith Equity Award that is a Xenith Stock Option and each Xenith Warrant. Other than the Xenith Equity Awards, no equity-based awards (including any cash awards where the amount of payment is determined in whole or in part based on the price of any capital stock of Xenith or any of its Subsidiaries) are outstanding.

(b) Xenith owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the Xenith Subsidiaries, free and clear of any liens, pledges, charges, encumbrances and security interests whatsoever (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to bank Subsidiaries, as provided under 12 U.S.C. § 55 or any comparable provision of applicable state law) and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Xenith Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

3.3 Authority; No Violation.

(a) Xenith has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Merger have been duly and validly approved by the Board of Directors of Xenith. The Board of Directors of Xenith has determined in its good faith business judgment that the Merger (including the Plan of Merger), on the terms and conditions set forth in this Agreement, is in the best interests of Xenith and its shareholders and has directed that this Agreement and the Plan of Merger be submitted to Xenith’s shareholders for approval at a meeting of such shareholders and has adopted resolutions to the foregoing effect. Except for the approval of the Plan of Merger by the affirmative vote of the holders of a majority of the outstanding shares of Xenith Common Stock (the “Requisite Xenith Vote”), and the adoption and approval of the Bank Merger Agreement by the Board of Directors of Xenith Bank and Xenith as its sole shareholder, no other corporate proceedings on the part of Xenith are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Xenith and (assuming due authorization, execution and delivery by HRB) constitutes a valid and binding obligation of Xenith, enforceable against Xenith in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exceptions).

(b) Neither the execution and delivery of this Agreement by Xenith nor the consummation by Xenith of the transactions contemplated hereby, nor compliance by Xenith with any of the terms or provisions hereof, will (i) violate any provision of the Xenith Articles or the Xenith Bylaws or (ii) assuming that the consents and approvals referred to in Section 3.4 are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Xenith or any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Xenith or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Xenith or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clause (y) above) for such violations, conflicts, breaches or defaults that, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Xenith.

3.4 Consents and Approvals. Except for (i) the filing of applications, filings and notices, as applicable, with the NASDAQ, (ii) the filing of applications, filings and notices, as applicable, with the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) under the BHC Act and approval of such applications, filings and notices, (iii) the filing of any required applications, filings or notices with the Bureau of Financial Institutions of the Virginia State Corporation Commission (the “Bureau of Financial Institutions”) and any state banking authorities listed on Section 3.4 of the Xenith Disclosure Schedule or Section 4.4 of the HRB Disclosure Schedule and approval of such applications, filings and notices, (iv) the filing with the Securities and Exchange Commission (the “SEC”) of a joint proxy statement in definitive form relating to the meetings of Xenith’s and HRB’s shareholders to be held in connection with this Agreement and the transactions contemplated hereby (including any amendments or supplements thereto, the “Joint Proxy Statement”), and of the registration statement on Form S-4 in which the Joint Proxy Statement will be included as a prospectus, to be filed with the SEC by HRB in connection with the transactions contemplated by this Agreement (the “S-4”) and declaration of effectiveness of the S-4, (v) the filing of the Articles of Merger with the VSCC pursuant to the VSCA and the filing of the Bank Merger Certificates, and (vi) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of HRB Common Stock pursuant to this Agreement and the approval of the listing of such HRB Common Stock on the NASDAQ, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality or SRO (each, a “Governmental Entity”) are necessary in connection with (A) the execution and delivery by Xenith of this Agreement or (B) the consummation by Xenith of the Merger and the other transactions contemplated hereby (including the Bank Merger, the HRB Bank Payment and the Xenith Bank Payment)). As of the date hereof, Xenith is not aware of any reason why the necessary regulatory approvals and consents will not be received by Xenith to permit consummation of the Merger and Bank Merger on a timely basis.

3.5 Reports. Xenith and each of its Subsidiaries have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2012 with (i) any state regulatory authority, (ii) the SEC, (iii) the Federal Reserve Board, (iv) the FDIC, (v) the Bureau of Financial Institutions, (vi) any foreign regulatory authority and (vii) any self-regulatory organization (an “SRO”) ((i) through (vii), collectively, “Regulatory Agencies”), including, without limitation, any report, registration or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Xenith. Except for normal examinations conducted by a Regulatory Agency in the ordinary course of business of Xenith and its Subsidiaries, no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of Xenith, investigation into the business or operations of Xenith or any of its Subsidiaries since January 1, 2012. There (x) is no unresolved material violation, material criticism, or material exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of Xenith or any of its Subsidiaries and (y) has been no formal or informal material inquiry by, or material disagreement or material dispute with, any Regulatory Agency with respect to the business, operations, policies or procedures of Xenith or any of its Subsidiaries since January 1, 2012.

3.6 Financial Statements.

(a) The financial statements of Xenith and its Subsidiaries included (or incorporated by reference) in the Xenith Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Xenith and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of Xenith and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal and not material in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Xenith and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. Since December 31, 2012, no independent public accounting firm of Xenith has resigned (or informed Xenith that it intends to resign) or been dismissed as independent public accountants of Xenith as a result of or in connection with any disagreements with Xenith on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b) Neither Xenith nor any of its Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of Xenith included in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2015 (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since September 30, 2015, or in connection with this Agreement and the transactions contemplated hereby in each case that would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Xenith.

(c) The records, systems, controls, data and information of Xenith and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Xenith or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a Material Adverse Effect on Xenith. Xenith (x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) to ensure that material information relating to Xenith, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of Xenith by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to Xenith’s outside auditors and the audit committee of the Board of Directors of Xenith (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Xenith’s ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Xenith’s internal controls over financial reporting. These disclosures were made in writing by management to Xenith’s auditors and audit committee. There is no reason to believe that Xenith’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(d) Since January 1, 2012, (i) neither Xenith nor any of its Subsidiaries, nor, to the knowledge of Xenith, any director, officer, auditor, accountant or representative of Xenith or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Xenith or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Xenith or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Xenith or any of its

Subsidiaries, whether or not employed by Xenith or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Xenith or any of its officers, directors, employees or agents to the Board of Directors of Xenith or any committee thereof or to the knowledge of Xenith, to any director or officer of Xenith.

3.7 Broker’s Fees. With the exception of the engagement of Macquarie Capital (USA) Inc. neither Xenith nor any Xenith Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement. Xenith has disclosed to HRB as of the date hereof the aggregate fees provided for in connection with the engagement by Macquarie Capital (USA) Inc., related to the Merger and the other transactions contemplated hereunder.

3.8 Absence of Certain Changes or Events.

(a) Since December 31, 2014, no event or events have occurred that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Xenith.

(b) Since December 31, 2014, Xenith and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course consistent with past practice.

3.9 Legal Proceedings.

(a) Except as would not reasonably be expected to result in a Material Adverse Effect on Xenith, neither Xenith nor any of its Subsidiaries is a party to any, and there are no pending or, to Xenith’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Xenith or any of its Subsidiaries or any of their current or former directors or executive officers or challenging the validity or propriety of the transactions contemplated by this Agreement.

(b) There is no injunction, order, judgment, decree, or material regulatory restriction imposed upon Xenith, any of its Subsidiaries or the assets of Xenith or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to the Surviving Corporation or any of its affiliates).

3.10 Taxes and Tax Returns.

(a) Each of Xenith and its Subsidiaries has duly and timely filed (including all applicable extensions) all material Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct, and complete in all material respects. Neither Xenith nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any material Tax Return (other than extensions to file Tax Returns obtained in the ordinary course). All material Taxes of Xenith and its Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid. Each of Xenith and its Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, shareholder, independent contractor or other third party. Neither Xenith nor any of its Subsidiaries has granted any extension or waiver of the limitation period applicable to any material Tax that remains in effect. The federal income Tax Returns of Xenith and its Subsidiaries for all years to and including 2008 have been examined by the Internal Revenue Service (the “IRS”) or are Tax Returns with respect to which the applicable period for assessment under applicable law, after giving effect to extensions or waivers, has expired. Neither Xenith nor any of its Subsidiaries has received written notice of assessment or proposed assessment in connection with any material amount of Taxes, and there are no threatened in writing or pending disputes, claims, audits, examinations or other proceedings regarding any material Tax of Xenith and its Subsidiaries or the assets of Xenith and its Subsidiaries. Xenith has made available to HRB true and complete copies of any private letter ruling requests, closing agreements or gain recognition agreements with respect to Taxes requested or executed in the last six (6) years. Neither Xenith nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Xenith and its Subsidiaries). Neither Xenith nor any of its Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Xenith) or (B) has any liability for the Taxes of any person (other than Xenith or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise. Neither Xenith nor any of its Subsidiaries has been, within the past two (2) years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code. Neither Xenith nor any of its Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulation section 1.6011-4(b)(1). At no time during the past five (5) years has Xenith been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

(b) As used in this Agreement, the term “Tax” or “Taxes” means all federal, state, local, and foreign income, excise, gross receipts, ad valorem, profits, gains, property, capital, sales, transfer, use, license, payroll, employment, social security, severance, unemployment, withholding, duties, excise, windfall profits, intangibles, franchise, backup withholding, value added, alternative or add-on minimum, estimated and other taxes, charges, levies or like assessments together with all penalties and additions to tax and interest thereon.

(c) As used in this Agreement, the term “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Governmental Entity.

3.11 Employees.

(a) Section 3.11(a) of the Xenith Disclosure Schedule sets forth a true and correct list of each material Xenith Benefit Plan. For purposes of this Agreement, “Xenith Benefit Plan” means each employee benefit plan (as defined in Section 3(3) of the Employee

Retirement Income Security Act of 1974, as amended (“ERISA”)), whether or not subject to ERISA, and each bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plan, program or arrangement, and each retention, bonus, employment, termination, severance plan, program or arrangement or other contract or agreement (i) to or with respect to which Xenith or any Subsidiary or any trade or business of Xenith or any of its Subsidiaries, whether or not incorporated, all of which together with Xenith would be deemed a “single employer” within the meaning of Section 4001 of ERISA (a “Xenith ERISA Affiliate”), is a party or has or, would reasonably be expected to have, any current or future obligation or (ii) that is maintained, contributed to or sponsored by Xenith or any of its Subsidiaries or any Xenith ERISA Affiliate for the benefit of any current or former employee, officer, director or independent contractor of Xenith or any of its Subsidiaries or any Xenith ERISA Affiliate.

(b) Xenith has heretofore made available to HRB a true and complete copy of each material Xenith Benefit Plan and, with respect to each such Xenith Benefit Plan, the following related documents: (i) all summary plan descriptions, amendments, modifications or material supplements, (ii) the most recent annual report (Form 5500), if any, filed with the IRS, (iii) the most recently received IRS determination letter, if any, and (iv) the most recently prepared actuarial report (if applicable).

(c) Each Xenith Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable laws, including ERISA and the Code. Neither Xenith nor any of its Subsidiaries has taken any action to take corrective action or make a filing under any voluntary correction program of the IRS, Department of Labor or any other Governmental Entity with respect to any Xenith Benefit Plan, and neither Xenith nor any of its Subsidiaries has any knowledge of any plan defect that would qualify for correction under any such program.

(d) Section 3.11(d) of the Xenith Disclosure Schedule identifies each Xenith Benefit Plan that is intended to be qualified under Section 401(a) of the Code (each, a “Xenith Qualified Plan”). The IRS has issued a favorable determination letter or opinion letter with respect to each Xenith Qualified Plan and the related trust, which letter has not been revoked (nor has revocation been threatened), and, to the knowledge of Xenith, there are no existing circumstances and no events have occurred that could adversely affect the qualified status of any Xenith Qualified Plan or the related trust or increase the costs relating thereto. No trust funding any Xenith Benefit Plan is intended to meet the requirements of Section 501(c)(9) of the Code.

(e) Each Xenith Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) and any award thereunder, in each case that is subject to Section 409A of the Code, has (i) since January 1, 2005, been maintained and operated, in all material respects, in good faith compliance with Section 409A of the Code and IRS Notice 2005-1 and (ii) since January 1, 2009, been, in all material respects, in documentary and operational compliance with Section 409A of the Code.

(f) None of Xenith or any of its Subsidiaries nor any Xenith ERISA Affiliate has, at any time during the last six (6) years, sponsored, maintained or contributed to or been obligated to contribute to (i) any plan that is subject to Title IV or Section 302 of ERISA or Section 412, 430 or 4971 of the Code, (ii) any plan that is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) or (iii) any plan that has two (2) or more contributing sponsors at least two (2) of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”), and none of Xenith or any of its Subsidiaries nor any Xenith ERISA Affiliate has incurred any liability to a Multiemployer Plan or Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or Multiple Employer Plan.

(g) Neither Xenith nor any of its Subsidiaries sponsors, has sponsored or has any obligation with respect to, any employee benefit plan, program, agreement or arrangement that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code.

(h) All contributions required to be made to any Xenith Benefit Plan by applicable law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Xenith Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of Xenith.

(i) There are no pending or threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations that have been asserted or instituted, and, to Xenith’s knowledge, no set of circumstances exists that may reasonably give rise to a claim or lawsuit, against the Xenith Benefit Plans, any fiduciaries thereof with respect to their duties to the Xenith Benefit Plans or the assets of any of the trusts under any of the Xenith Benefit Plans that could reasonably be expected to result in any material liability of Xenith or any of its Subsidiaries to the PBGC, the IRS, the Department of Labor, any Multiemployer Plan, a Multiple Employer Plan, any participant in a Xenith Benefit Plan, or any other party.

(j) None of Xenith or any of its Subsidiaries nor any Xenith ERISA Affiliate nor any other person, including any fiduciary, has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA), which could subject any of the Xenith Benefit Plans or their related trusts, Xenith, any of its Subsidiaries, any Xenith ERISA Affiliate or any person that Xenith or any of its Subsidiaries has an obligation to indemnify, to any material tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

(k) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in, cause the vesting, exercisability or delivery of, or increase the amount or value of, any payment, right or other benefit to any employee, officer, director or other service provider of Xenith or any of its Subsidiaries, or result in any limitation on the right of Xenith or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Xenith Benefit Plan or related trust. Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) by Xenith or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code. Neither Xenith nor any of its Subsidiaries maintains or contributes to a rabbi trust or similar funding vehicle, and the transactions contemplated by this Agreement will not cause or require Xenith or any of its affiliates to establish or make any contribution to a rabbi trust or similar funding vehicle.

(l) No Xenith Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code, or otherwise. Xenith has made available to HRB true, correct and complete copies of Section 280G calculations (whether or not final) with respect to any individual who is party to an employment agreement or change of control severance agreement listed in Section 3.14(a)(i) of the Xenith Disclosure Schedule.

(m) There are no pending or, to Xenith’s knowledge, threatened material labor grievances or material unfair labor practice claims or charges against Xenith or any of its Subsidiaries, or any strikes or other material labor disputes against Xenith or any of its Subsidiaries. Neither Xenith nor any of its Subsidiaries are party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of Xenith or any of its Subsidiaries and, to the knowledge of Xenith, there are no organizing efforts by any union or other group seeking to represent any employees of Xenith or any of its Subsidiaries. Xenith and its Subsidiaries have complied in all material respects with all Laws regarding employment and employment practices (including anti-discrimination) and terms and conditions of employment and wages and hours (including classification of employees and equitable pay practices), and no claims relating to non-compliance with the foregoing are pending or, to Xenith’s knowledge, threatened.

3.12 SEC Reports. Xenith has previously made available to HRB (including by making certain items publicly available on EDGAR) an accurate and complete copy of each (a) registration statement, prospectus, report, schedule and proxy statement filed with or furnished to the SEC since December 31, 2012 by Xenith pursuant to the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act (the “Xenith Reports”) and (b) communication mailed by Xenith to its shareholders since December 31, 2012 and prior to the date hereof, and no such Xenith Report or communication, as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. Since December 31, 2012, as of their respective dates, all Xenith Reports filed under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto. No executive officer of Xenith has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the Xenith Reports.

3.13 Compliance with Applicable Law. Xenith and each of its Subsidiaries hold, and have at all times since December 31, 2012, held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, franchise, permit or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Xenith, and to the knowledge of Xenith no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened. Xenith and each of its Subsidiaries have complied in all material respects with and are not in material default or violation under any applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to Xenith or any of its Subsidiaries, including without limitation all laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans. Xenith Bank has a Community Reinvestment Act rating of “satisfactory” or better. Without limitation, none of Xenith, or any of its Subsidiaries, or to the knowledge of Xenith, any director, officer, employee, agent or other person acting on behalf of Xenith or any of its Subsidiaries has, directly or indirectly, (i) used any funds of Xenith or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of Xenith or any of its Subsidiaries, (iii) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (iv) established or maintained any unlawful fund of monies or other assets of Xenith or any of its Subsidiaries, (v) made any fraudulent entry on the books or records of Xenith or any of its Subsidiaries, or (vi) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for Xenith or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for Xenith or any of its Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department.

3.14 Certain Contracts.

(a) Except as set forth in Section 3.14(a) of the Xenith Disclosure Schedule, neither Xenith nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral):

(i) with respect to the employment of any directors, officers or employees that involves annual compensation in excess of $150,000;

(ii) which, upon the execution or delivery of this Agreement, shareholder approval of this Agreement and the Plan of Merger or the consummation of the transactions contemplated by this Agreement will (either alone or upon the occurrence of any additional acts or events) result in any payment (whether of severance pay or otherwise) becoming due from HRB, Xenith, the Surviving Corporation, or any of their respective Subsidiaries to any officer or employee thereof;

(iii) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(iv) which contains a non-compete or client or customer non-solicit requirement or any other provision that materially restricts the conduct of any line of business by Xenith or any of its affiliates or upon consummation of the Merger will materially restrict the ability of the Surviving Corporation or any of its affiliates to engage in any line of business;

(v) with or to a labor union or guild (including any collective bargaining agreement);

(vi) (including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan) any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of the execution and delivery of this Agreement, shareholder approval of this Agreement and the Plan of Merger or the consummation of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

(vii) that relates to the incurrence of indebtedness by Xenith or any of its Subsidiaries (other than deposit liabilities, trade payables, federal funds purchased, advances and loans from the Federal Home Loan Bank and securities sold under agreements to repurchase, in each case incurred in the ordinary course of business consistent with past practice) in the principal amount of $100,000 or more including any sale and leaseback transactions, capitalized leases and other similar financing transactions;

(viii) that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of Xenith or its Subsidiaries; or

(ix) that is a consulting agreement or data processing, software programming or licensing contract involving the payment of more than $100,000 per annum (other than any such contracts which are terminable by Xenith or any of its Subsidiaries on 60 days or less notice without any required payment or other conditions, other than the condition of notice).

Each contract, arrangement, commitment or understanding of the type described in this Section 3.14(a) is referred to herein as a “Xenith Contract.”

(b) (i) Each Xenith Contract is valid and binding on Xenith or one of its Subsidiaries, as applicable, and in full force and effect, except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Xenith, (ii) Xenith and each of its Subsidiaries has performed all obligations required to be performed by it under each Xenith Contract, except where such noncompliance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Xenith, (iii) to Xenith’s knowledge each third-party counterparty to each Xenith Contract has performed all obligations required to be performed by it under such Xenith Contract, except where such noncompliance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Xenith, (iv) neither Xenith nor any of its Subsidiaries knows of, or has received notice of, any violation of any Xenith Contract by any of the other parties thereto which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Xenith, and (v) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a default on the part of Xenith or any of its Subsidiaries under any such Xenith Contract, except where such default, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Xenith.

3.15 Agreements with Regulatory Agencies. Neither Xenith nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2012, a recipient of any supervisory letter from, or since January 1, 2012, has adopted any policies, procedures or board resolutions at the request or suggestion of any Regulatory Agency or other Governmental Entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Xenith Disclosure Schedule, a “Xenith Regulatory Agreement”), nor has Xenith or any of its Subsidiaries been advised since January 1, 2012, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering, or requesting any such Xenith Regulatory Agreement.

3.16 Risk Management Instruments. All interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of Xenith, any of its Subsidiaries or for the account of a customer of Xenith or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Regulatory Agency and with counterparties reasonably believed to be financially responsible at the time and are legal, valid and binding obligations of Xenith or one of its Subsidiaries enforceable in accordance with their terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies (the “Enforceability Exceptions”)), and are in full force and effect. Xenith and each of its Subsidiaries have duly performed in all material respects all of their obligations thereunder to the extent that such obligations to perform have accrued, and, to Xenith’s knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder.

3.17 Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Xenith, Xenith and its Subsidiaries are in compliance and, since January 1, 2012 have complied, with all federal, state or local laws, regulations, orders, decrees, permits, authorizations, common law and agency requirements applicable, as the case may be, to Xenith and its Subsidiaries and relating to: (i) the protection or restoration of the environment, (ii) health and safety as it relates to hazardous substance exposure, (iii) the handling, use, presence, disposal, release or threatened release of, or exposure to, any hazardous substance, or (iv) noise, odor, wetlands, indoor air quality, pollution, contamination or any injury to persons or property from exposure to any hazardous substance (collectively, “Environmental Laws”). There are no legal, administrative, arbitral or other proceedings, claims or actions, or to the knowledge of Xenith any private environmental investigations or remediation activities or governmental investigations of any nature, seeking to impose, or that could reasonably be expected to result in the imposition of, on Xenith or any of its Subsidiaries any liability or obligation arising under any Environmental Law, pending or threatened against Xenith, which liability or obligation would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Xenith. To the knowledge of Xenith, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Xenith. Xenith is not subject to any agreement, order, judgment, decree, letter agreement or memorandum of agreement by or with any court, Governmental Entity, regulatory agency or third party imposing any liability or obligation with respect to environmental matters that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Xenith.

3.18 Investment Securities and Commodities.

(a) Each of Xenith and its Subsidiaries has good title to all securities and commodities owned by it (except those sold under repurchase agreements), free and clear of any Lien, except to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of Xenith or its Subsidiaries. Such securities and commodities are valued on the books of Xenith in accordance with GAAP in all material respects.

(b) Xenith and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures that are prudent and reasonable in the context of such businesses. Prior to the date of this Agreement, Xenith has made available to HRB the material terms of such policies, practices and procedures.

3.19 Real Property.

(a) Xenith or a Xenith Subsidiary (x) has good and marketable title to all the real property specifically identified as “owned” on Section 3.19(a) of the Xenith Disclosure Schedule or acquired after the date of this Agreement (except properties sold or otherwise disposed of since the date hereof in accordance with this Agreement) (the “Xenith Owned Properties”), free and clear of all Liens, except (i) statutory Liens securing payments not yet due, (ii) Liens for real property Taxes not yet due and payable, (iii) easements, rights of way, and other similar encumbrances that do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties, (iv) such imperfections or irregularities of title or Liens as do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties, (v) Liens for Taxes, assessments and governmental charges or levies either not yet delinquent or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, and (vi) mechanics’, carriers’, workmen’s, warehouseman’s, repairmen’s, materialmen’s or other Liens or security interests incurred in the ordinary course of business that are not yet delinquent (collectively, “Permitted Encumbrances”), and (y) is the lessee of all leasehold estates specifically identified as “leased” on Section 3.19(a) of the Xenith Disclosure Schedule or acquired after the date of this Agreement (except for leases that have expired by their terms since the date of this Agreement) (the “Xenith Leased Properties” and, collectively with the Xenith Owned Properties, the “Xenith Real Property”).

(b) With respect to each of the Xenith Leased Properties: (i) Xenith or one of its Subsidiaries has a valid leasehold interest in each of the Xenith Leased Properties; (ii) such lease is legal, valid, binding and enforceable in accordance with its terms and in full force and effect; (iii) except as set forth specifically on Section 3.19(b) of the Xenith Disclosure Schedule, the transactions contemplated hereby do not require the consent of any other party to such lease and will not result in a breach of or default under such a lease, or otherwise cause such lease to cease to be legal, valid, binding, enforceable and in full force and effect on identical terms following the Closing; (iv) neither Xenith nor its Subsidiaries nor, to Xenith’s knowledge, any other party to the lease is in breach or default under such lease and no event has occurred or circumstance exists which, in any of the foregoing cases with delivery of notice, passage of time or both, would permit the termination, modification or acceleration of rent under such lease.

(c) Other than the Xenith Real Property, neither Xenith nor any of its Subsidiaries has any other direct or indirect interest in real property, whether owned, leased, optioned or otherwise, and the Xenith Real Property comprise all real property associated with the operation of Xenith’s business.

3.20 Intellectual Property. Xenith and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any Liens), all Intellectual Property necessary for the conduct of its business as currently conducted. Except as would not reasonably be expected to have a Material Adverse Effect on Xenith: (i) (A) the use of any Intellectual Property by Xenith and its Subsidiaries does not infringe, misappropriate or otherwise violate the rights of any person and is in accordance with any applicable license pursuant to which Xenith or any Xenith Subsidiary acquired the right to use any Intellectual Property, and (B) no person has asserted to Xenith that Xenith or any of its Subsidiaries has infringed, misappropriated or otherwise violated, or has offered Xenith or any of its Subsidiaries a license under, the

Intellectual Property rights of such person, (ii) no person is challenging, infringing on or otherwise violating any right of Xenith or any of its Subsidiaries with respect to any Intellectual Property owned by and/or licensed to Xenith or its Subsidiaries, (iii) neither Xenith nor any Xenith Subsidiary has received any notice of any pending claim with respect to any Intellectual Property owned by Xenith or any Xenith Subsidiary, and (iv) Xenith and its Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation or unenforceability of all Intellectual Property owned or licensed, respectively, by Xenith and its Subsidiaries. For purposes of this Agreement, “Intellectual Property” means trademarks, service marks, brand names, internet domain names, logos, symbols, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; inventions, discoveries and ideas, whether patentable or not, in any jurisdiction; patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), all improvements thereto, and any renewals, extensions, reexaminations, post grant reviews, inter partes reviews, or reissues thereof, in any jurisdiction; nonpublic information, trade secrets and know-how, including processes, technologies, protocols, formulae, prototypes and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any person; writings and other works, whether copyrightable or not and whether in published or unpublished works, in any jurisdiction; and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof; and any other intellectual property or proprietary rights, worldwide.

3.21 Related Party Transactions. Except as set forth in Section 3.21 of the Xenith Disclosure Schedule, there are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between Xenith or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of Xenith or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) 5% or more of the outstanding Xenith Common Stock (or any of such person’s immediate family members or affiliates) (other than Subsidiaries of Xenith) on the other hand, except those of a type available to employees of Xenith or its Subsidiaries generally.

3.22 State Takeover Laws. The Board of Directors of Xenith has approved this Agreement and the transactions contemplated hereby and has taken all such other necessary actions as required to render inapplicable to such agreements and transactions Article 14 and Article 14.1 of the VSCA and any similar “moratorium,” “control share,” “fair price,” “takeover” or “interested shareholder” law (any such laws, “Takeover Statutes”).

3.23 Reorganization. Xenith has not taken any action and is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

3.24 Opinion. Prior to the execution of this Agreement, Xenith has received an opinion from Macquarie Capital (USA) Inc., to the effect that as of the date hereof and based upon and subject to the matters set forth therein, the Exchange Ratio in the Merger is fair from a financial point of view to the holders of Xenith Common Stock. Such opinion has not been amended or rescinded as of the date of this Agreement.

3.25 Xenith Information. The information relating to Xenith and its Subsidiaries which is provided by Xenith or its representatives for inclusion in the Joint Proxy Statement and the S-4, or in any other document filed with any other Regulatory Agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Joint Proxy Statement (except for such portions thereof that relate only to HRB or any of its Subsidiaries) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

3.26 Loan Portfolio.

(a) As of the date hereof, except as set forth in Section 3.26(a) of the Xenith Disclosure Schedule, neither Xenith nor any of its Subsidiaries is a party to any written or oral (i) loan, loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”) in which Xenith or any Subsidiary of Xenith is a creditor which as of December 31, 2015, had an outstanding balance of $100,000 or more and under the terms of which the obligor was, as of December 31, 2015, over 90 days or more delinquent in payment of principal or interest, or (ii) Loans with any director, executive officer or 5% or greater shareholder of Xenith or any of its Subsidiaries, or to the knowledge of Xenith, any affiliate of any of the foregoing. Set forth in Section 3.26(a) of the Xenith Disclosure Schedule is a true, correct and complete list of (A) all of the Loans of Xenith and its Subsidiaries that, as of December 31, 2015, had an outstanding balance of $100,000 or more and were classified by Xenith as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the borrower thereunder, together with the aggregate principal amount of and accrued and unpaid interest on such Loans, by category of Loan (e.g., commercial, consumer, etc.), together with the aggregate principal amount of such Loans by category and (B) each asset of Xenith or any of its Subsidiaries that, as of December 31, 2015, is classified as “Other Real Estate Owned” and the carrying value thereof.

(b) Except as would not reasonably be expected to have a Material Adverse Effect on Xenith, each Loan of Xenith and its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of Xenith and its Subsidiaries as secured Loans, has been secured by valid charges, mortgages, pledges, security interests, restrictions, claims, liens or encumbrances, as applicable, which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions.

(c) Except as would not reasonably be expected to have a Material Adverse Effect on Xenith, each outstanding Loan of Xenith and its Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the written underwriting standards of Xenith and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.

(d) Except as set forth in Section 3.26(d) of the Xenith Disclosure Schedule, none of the agreements pursuant to which Xenith or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.

(e) There are no outstanding Loans made by Xenith or any of its Subsidiaries to any “executive officer” or other “insider” (as each such term is defined in Regulation O promulgated by the Federal Reserve Board) of Xenith or its Subsidiaries, other than Loans that are subject to and that were made and continue to be in compliance with Regulation O or that are exempt therefrom.

(f) Neither Xenith nor any of its Subsidiaries is now nor has it ever been since December 31, 2012, subject to any fine, suspension, settlement or other contract or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Entity or Regulatory Agency relating to the origination, sale or servicing of mortgage or consumer Loans.

3.27 Insurance. Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Xenith, (a) Xenith and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Xenith reasonably has determined to be prudent and consistent with industry practice, and Xenith and its Subsidiaries are in compliance with their insurance policies and are not in default under any of the terms thereof, (b) each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of Xenith and its Subsidiaries, Xenith or the relevant Subsidiary thereof is the sole beneficiary of such policies, and (c) all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion.

3.28 No Other Representations or Warranties.

(a) Except for the representations and warranties made by Xenith in this Article III, neither Xenith nor any other person makes any express or implied representation or warranty with respect to Xenith, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Xenith hereby disclaims any such other representations or warranties.

(b) Xenith acknowledges and agrees that neither HRB nor any other person has made or is making any express or implied representation or warranty other than those contained in Article IV.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF HRB

Except (A) as disclosed in the disclosure schedule delivered by HRB to Xenith concurrently herewith (the “HRB Disclosure Schedule”); provided that (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the HRB Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by HRB that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect, and (iii) any disclosures made with respect to a section of this Article IV shall be deemed to qualify (a) any other section of this Article IV specifically referenced or cross-referenced and (b) other sections of this Article IV to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections, or (B) as disclosed in any HRB Reports filed by HRB since December 31, 2014, and prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly nonspecific or cautionary, predictive or forward-looking in nature), HRB hereby represents and warrants to Xenith as follows:

4.1 Corporate Organization.

(a) HRB is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Virginia and is a bank holding company duly registered under the BHC Act. HRB has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on HRB. True and complete copies of the HRB Articles and HRB Bylaws, as in effect as of the date of this Agreement, have previously been made available by HRB to Xenith.

(b) Each Subsidiary of HRB (a “HRB Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and in which the failure to be so qualified would reasonably be expected to have a Material Adverse Effect on HRB, and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of any Subsidiary of HRB to pay dividends or distributions except, in the case of a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities. The deposit accounts of each Subsidiary of HRB that is an insured depository institution are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or threatened. Section 4.1(b) of the HRB Disclosure Schedule sets forth a true and complete list of all Subsidiaries of HRB.

4.2 Capitalization.

(a) The authorized capital stock of HRB consists of 1,000,000,000 shares of HRB Common Stock and 1,000,000 shares of preferred stock, no par value, of which no shares of preferred stock are issued or outstanding. As of the date of this Agreement, there are (i) 171,273,432 shares of HRB Common Stock issued and outstanding, (ii) no shares of HRB Common Stock held in treasury, (iii) 3,566,619 shares of HRB Common Stock subject to outstanding compensatory stock options to purchase shares of HRB Common Stock granted by HRB (“HRB Stock Options”), (iv) 1,510,545 shares of HRB Common Stock subject to outstanding restricted stock units in respect of shares of HRB Common Stock granted by HRB (“HRB Restricted Stock Unit Awards”), (v) 757,633 shares of HRB Common Stock subject to outstanding warrants with an exercise price of $0.70 per share of HRB Common Stock (“HRB Warrants”), (vi) 3,783,797 additional shares of HRB Common Stock reserved for issuance pursuant to future HRB Equity Award grants under the HRB Benefit Plans and (vii) no other shares of capital stock or other voting securities of HRB issued, reserved for issuance or outstanding. All of the issued and outstanding shares of HRB Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which shareholders of HRB may vote. Except as set forth in Section 4.2(a) of the HRB Disclosure Schedule, no trust preferred or subordinated debt securities of HRB are issued or outstanding. Other than HRB Stock Options, HRB Restricted Stock Unit Awards and HRB Warrants, in each case, issued prior to the date of this Agreement or permitted by this Agreement, there are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements obligating HRB to issue, transfer, sell, purchase, redeem or otherwise acquire, any such securities. There are no voting trusts, shareholder agreements, proxies or other agreements in effect with respect to the voting or transfer of the HRB Common Stock or other equity interests of HRB, other than the Voting Agreements and as set forth in Section 4.2(a) of the HRB Disclosure Schedule. Section 4.2(a) of the HRB Disclosure Schedule sets forth a true, correct and complete list of all HRB Stock Options, HRB Restricted Stock Unit Awards and HRB Warrants (collectively, “HRB Equity Awards”) as of the date hereof specifying, on a holder-by-holder basis, as applicable, (A) the name of each holder, (B) the number of shares subject to each such HRB Equity Award and HRB Warrant, (C) the grant date of each such HRB Equity Award, (D) the HRB Benefit Plan under which such HRB Equity Award was granted, (E) the exercise price for each such HRB Equity Award that is a HRB Stock Option and each HRB Warrant, and (F) the expiration date for each such HRB Equity Award that is a HRB Stock Option and each HRB Warrant. Other than the HRB Equity Awards, no equity-based awards (including any cash awards where the amount of payment is determined in whole or in part based on the price of any capital stock of HRB or any of its Subsidiaries) are outstanding.

(b) Except with respect to trust preferred securities issued by HRB’s statutory trusts, HRB owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the HRB Subsidiaries, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to bank Subsidiaries, as provided under 12 U.S.C. § 55 or any comparable provision of applicable state law) and free of preemptive rights, with no personal liability attaching to the ownership thereof. No HRB Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

(c) With respect to Gateway Capital Statutory Trust I, Gateway Capital Statutory Trust II, Gateway Capital Statutory Trust III and Gateway Capital Statutory Trust IV (each individually a “Trust”, and collectively, the “Trusts”):

(i) Each Trust has issued and sold preferred securities and common securities under a Declaration of Trust (each a “Trust Agreement”), and HRB, as successor, has issued to each Trust junior subordinated deferrable interest debentures or notes (“Securities”), under an Indenture (each Trust’s Indenture and Trust Agreement are collectively referred to as the “Operative Documents”). True and complete copies of the Operative Documents as in effect on the date of this Agreement have been made available to Xenith.

(ii) Each Trust has been duly created and is validly existing in good standing as a statutory trust under the laws of the jurisdiction of its organization with the power and authority to own property and to conduct the business it transacts and proposes to transact and to enter into and perform its obligations under the Operative Documents.

(iii) The preferred securities and the common securities issued by each Trust have been duly authorized by the relevant Trust Agreement, have been validly issued and represent undivided beneficial interests in the assets of the Trust. None of the preferred securities or the common securities is subject to preemptive or other similar rights. All of the outstanding common securities issued by the Trusts are directly owned by HRB, as successor, free and clear of any pledge, security interest, claim, lien or other encumbrance, and have been issued in compliance with applicable federal and state securities laws.

(iv) Except as set forth on Section 4.2(c) of the HRB Disclosure Schedule, HRB has made timely payments of all installments of principal and interest on, and performed all of its other obligations under, the Securities. Except as set forth on Section 4.2(c) of the HRB Disclosure Schedule, HRB has not exercised its right to defer interest payments on any of the Securities. Except as set forth on Section 4.2(c) of the HRB Disclosure Schedule, HRB has not been advised by the Federal Reserve or the Federal Reserve Bank of Richmond to defer interest payments on any of the Securities, nor does HRB have knowledge of any basis for the same.

(v) Each Operative Document entered into by HRB or any of their Subsidiaries is in full force and effect and constitutes the valid, binding and legally enforceable obligation of HRB or one of its Subsidiaries, and to the knowledge of HRB, the other parties thereto, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, fraudulent transfer or conveyance, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equitable principles, including good faith, commercial reasonableness, forthright negotiation and fair dealing).

4.3 Authority; No Violation.

(a) HRB has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Merger have been duly and validly approved by the Board of Directors of HRB. The Board of Directors of HRB has determined in its good faith business judgment that the Merger (including the Plan of Merger), on the terms and conditions set forth in this Agreement, is in the best interests of HRB and its shareholders and has directed that the Agreement and the Plan of Merger be submitted to HRB’s shareholders for approval at a meeting of such shareholders and has adopted resolutions to the foregoing effect. Except for the approval of the Plan of Merger by the affirmative vote of the holders of a majority of the outstanding shares of HRB Common Stock (the “Requisite HRB Vote”), the approval of an amendment to the HRB Articles to change the name of the Surviving Corporation to “Xenith Bankshares, Inc.” by the affirmative vote of the holders of a majority of the outstanding shares of HRB Common Stock (the “Requisite HRB Name Change Vote”), the adoption and approval of the Bank Merger Agreement by the Board of Directors of Bank of Hampton Roads and HRB as its sole shareholder, and the adoption of resolutions to give effect to the provisions of Section 6.11 in connection with the Closing, no other corporate proceedings on the part of HRB are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by HRB and (assuming due authorization, execution and delivery by Xenith) constitutes a valid and binding obligation of HRB, enforceable against HRB in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exceptions). The shares of HRB Common Stock to be issued in the Merger have been validly authorized (subject to the approval of the Merger Agreement by the holders of HRB Common Stock), when issued, will be validly issued, fully paid and nonassessable, and no current or past shareholder of HRB will have any preemptive right or similar rights in respect thereof.

(b) Neither the execution and delivery of this Agreement by HRB, nor the consummation by HRB of the transactions contemplated hereby, nor compliance by HRB with any of the terms or provisions hereof, will (i) violate any provision of the HRB Articles or the HRB Bylaws, or (ii) assuming that the consents and approvals referred to in Section 4.4 are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to HRB, any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of HRB or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which HRB or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clause (y) above) for such violations, conflicts, breaches or defaults that, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on HRB.

4.4 Consents and Approvals. Except for (i) the filing of applications, filings and notices, as applicable, with the NASDAQ, (ii) the filing of applications, filings and notices, as applicable, with the Federal Reserve Board under the BHC Act and approval of such applications, filings and notices, (iii) the filing of any required applications, filings or notices with the Bureau of Financial Institutions and any state banking authorities listed on Section 3.4 of the Xenith Disclosure Schedule or Section 4.4 of the HRB Disclosure Schedule and approval of such applications, filings and notices, (iv) the filing with the SEC of the Joint Proxy Statement and the S-4 in which the Joint Proxy Statement will be included as a prospectus, and declaration of effectiveness of the S-4, (v) the filing of the Articles of Merger with the VSCC pursuant to the VSCA, and the filing of the Bank Merger Certificates, and (vi) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of HRB Common Stock pursuant to this Agreement and the approval of the listing of such HRB Common Stock on the NASDAQ, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (A) the execution and delivery by HRB of this Agreement or (B) the consummation by HRB of the Merger and the other transactions contemplated hereby (including the Bank Merger, the HRB Bank Payment and the Xenith Bank Payment). As of the date hereof, HRB is not aware of any reason why the necessary regulatory approvals and consents will not be received by HRB to permit consummation of the Merger and Bank Merger on a timely basis.

4.5 Reports. HRB and each of its Subsidiaries have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2012 with any Regulatory Agencies, including, without limitation, any report, registration or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on HRB. Except for normal examinations conducted by a Regulatory Agency in the ordinary course of business of HRB and its Subsidiaries, no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of HRB, investigation into the business or operations of HRB or any of its Subsidiaries since January 1, 2012. There (i) is no unresolved material violation, material criticism, or material exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of HRB or any of its Subsidiaries and (ii) has been no formal or informal material inquiry by, or material disagreement or material dispute with, any Regulatory Agency with respect to the business, operations, policies or procedures of HRB or any of its Subsidiaries since January 1, 2012.

4.6 Financial Statements.

(a) The financial statements of HRB and its Subsidiaries included (or incorporated by reference) in the HRB Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of HRB and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of HRB and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal and not material in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of HRB and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. Since December 31, 2012, no independent public accounting firm of HRB has resigned (or informed HRB that it intends to resign) or been dismissed as independent public accountants of HRB as a result of or in connection with any disagreements with HRB on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b) Neither HRB nor any of its Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of HRB included in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2015 (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since September 30, 2015, or in connection with this Agreement and the transactions contemplated hereby in each case that would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on HRB.

(c) The records, systems, controls, data and information of HRB and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of HRB or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a Material Adverse Effect on HRB. HRB (x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to HRB, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of HRB by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to HRB’s outside auditors and the audit committee of HRB’s Board of

Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect HRB’s ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in HRB’s internal controls over financial reporting. These disclosures were made in writing by management to HRB’s auditors and audit committee. There is no reason to believe that HRB’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(d) Since January 1, 2012, (i) neither HRB nor any of its Subsidiaries, nor, to the knowledge of HRB, any director, officer, auditor, accountant or representative of HRB or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of HRB or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that HRB or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing HRB or any of its Subsidiaries, whether or not employed by HRB or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by HRB or any of its officers, directors, employees or agents to the Board of Directors of HRB or any committee thereof or to the knowledge of HRB, to any director or officer of HRB.

4.7 Broker’s Fees. With the exception of the engagement of Sandler O’Neill + Partners, L.P., neither HRB nor any HRB Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement. HRB has disclosed to Xenith as of the date hereof the aggregate fees provided for in connection with the engagement by HRB of Sandler O’Neill + Partners, L.P. related to the Merger and the other transactions contemplated hereunder.

4.8 Absence of Certain Changes or Events.

(a) Since December 31, 2014, no event or events have occurred that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on HRB.

(b) Since December 31, 2014, HRB and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course consistent with past practice.

4.9 Legal Proceedings.

(a) Except as would not reasonably be expected to result in a Material Adverse Effect on HRB, neither HRB nor any of its Subsidiaries is a party to any, and there are no pending or, to HRB’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against HRB or any of its Subsidiaries or any of their current or former directors or executive officers or challenging the validity or propriety of the transactions contemplated by this Agreement.

(b) There is no injunction, order, judgment, decree, or material regulatory restriction imposed upon HRB, any of its Subsidiaries or the assets of HRB or any of its Subsidiaries.

4.10 Taxes and Tax Returns. Each of HRB and its Subsidiaries has duly and timely filed (including all applicable extensions) all material Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct, and complete in all material respects. Neither HRB nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any material Tax Return (other than extensions to file Tax Returns obtained in the ordinary course). All material Taxes of HRB and its Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid. Each of HRB and its Subsidiaries has withheld and paid all material taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, shareholder, independent contractor or other third party. Neither HRB nor any of its Subsidiaries has granted any extension or waiver of the limitation period applicable to any material Tax that remains in effect. The federal income Tax Returns of HRB and its Subsidiaries for all years to and including 2008 have been examined by the IRS or are Tax Returns with respect to which the applicable period for assessment under applicable law, after giving effect to extensions or waivers, has expired. Neither HRB nor any of its Subsidiaries has received written notice of assessment or proposed assessment in connection with any material amount of Taxes, and there are no threatened in writing or pending disputes, claims, audits, examinations or other proceedings regarding any material Tax of HRB and its Subsidiaries or the assets of HRB and its Subsidiaries. HRB has made available to Xenith true and complete copies of any private letter ruling requests, closing agreements or gain recognition agreements with respect to Taxes requested or executed in the last six (6) years. Neither HRB nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among HRB and its Subsidiaries). Neither HRB nor any of its Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was HRB) or (B) has any liability for the Taxes of any person (other than HRB or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise. Neither HRB nor any of its Subsidiaries has been, within the past two (2) years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code. Neither HRB nor any of its Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulation section 1.6011-4(b)(1). At no time during the past five (5) years has HRB been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

4.11 Employees.

(a) Section 4.11(a) of the HRB Disclosure Schedule sets forth a true and correct list of each material HRB Benefit Plan. For purposes of this Agreement, “HRB Benefit Plan” means each employee benefit plan (as defined in Section 3(3) of ERISA, whether or not subject to ERISA, and each bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plan, program or arrangement, and each retention, bonus, employment, termination, severance plan, program or arrangement or other contract or agreement (i) to or with respect to which HRB or any Subsidiary or any trade or business of HRB or any of its Subsidiaries, whether or not incorporated, all of which together with HRB would be deemed a “single employer” within the meaning of Section 4001 of ERISA (a “HRB ERISA Affiliate”), is a party or has or, would reasonably be expected to have, any current or future obligation or (ii) that is maintained, contributed to or sponsored by HRB or any of its Subsidiaries or any HRB ERISA Affiliate for the benefit of any current or former employee, officer, director or independent contractor of HRB or any of its Subsidiaries or any HRB ERISA Affiliate.

(b) HRB has heretofore made available to Xenith a true and complete copy of each material HRB Benefit Plan and, with respect to each such HRB Benefit Plan, the following related documents: (i) all summary plan descriptions, amendments, modifications or material supplements, (ii) the most recent annual report (Form 5500), if any, filed with the IRS, (iii) the most recently received IRS determination letter, if any, and (iv) the most recently prepared actuarial report (if applicable).

(c) Each HRB Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable laws, including ERISA and the Code. Neither HRB nor any of its Subsidiaries has taken any action to take corrective action or make a filing under any voluntary correction program of the IRS, Department of Labor or any other Governmental Entity with respect to any HRB Benefit Plan, and neither HRB nor any of its Subsidiaries has any knowledge of any plan defect that would qualify for correction under any such program.

(d) Section 4.11(d) of the HRB Disclosure Schedule identifies each HRB Benefit Plan that is intended to be qualified under Section 401(a) of the Code (each, a “HRB Qualified Plan”). The IRS has issued a favorable determination letter or opinion letter with respect to each HRB Qualified Plan and the related trust, which letter has not been revoked (nor has revocation been threatened), and, to the knowledge of HRB, there are no existing circumstances and no events have occurred that could adversely affect the qualified status of any HRB Qualified Plan or the related trust or increase the costs relating thereto. No trust funding any HRB Benefit Plan is intended to meet the requirements of Section 501(c)(9) of the Code.

(e) Each HRB Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) and any award thereunder, in each case that is subject to Section 409A of the Code, has (i) since January 1, 2005, been maintained and operated, in all material respects, in good faith compliance with Section 409A of the Code and IRS Notice 2005-1 and (ii) since January 1, 2009, been, in all material respects, in documentary and operational compliance with Section 409A of the Code.

(f) None of HRB or any of its Subsidiaries nor any HRB ERISA Affiliate has, at any time during the last six (6) years, sponsored, maintained or contributed to or been obligated to contribute to (i) any plan that is subject to Title IV or Section 302 of ERISA or Section 412, 430 or 4971 of the Code, (ii) any Multiemployer Plan or (iii) any Multiple Employer Plan, and none of HRB or any of its Subsidiaries nor any HRB ERISA Affiliate has incurred any liability to a Multiemployer Plan or Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or Multiple Employer Plan.

(g) Neither HRB nor any of its Subsidiaries sponsors, has sponsored or has any obligation with respect to, any employee benefit plan, program, agreement or arrangement that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code.

(h) All contributions required to be made to any HRB Benefit Plan by applicable law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any HRB Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of HRB.

(i) There are no pending or threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations that have been asserted or instituted, and, to HRB’s knowledge, no set of circumstances exists that may reasonably give rise to a claim or lawsuit, against the HRB Benefit Plans, any fiduciaries thereof with respect to their duties to the HRB Benefit Plans or the assets of any of the trusts under any of the HRB Benefit Plans that could reasonably be expected to result in any material liability of HRB or any of its Subsidiaries to the PBGC, the IRS, the Department of Labor, any Multiemployer Plan, a Multiple Employer Plan, any participant in a HRB Benefit Plan, or any other party.

(j) None of HRB or any of its Subsidiaries nor any HRB ERISA Affiliate nor any other person, including any fiduciary, has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA), which could subject any of the HRB Benefit Plans or their related trusts, HRB, any of its Subsidiaries, any HRB ERISA Affiliate or any person that HRB or any of its Subsidiaries has an obligation to indemnify, to any material tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

(k) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in, cause the vesting, exercisability or delivery of, or increase the amount or value of, any payment, right or other benefit to any employee, officer, director or other service provider of HRB or any of its Subsidiaries, or result in any limitation on the right of HRB or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any HRB Benefit Plan or related trust. Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) by HRB or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code. Neither HRB nor any of its Subsidiaries maintains or contributes to a rabbi trust or similar funding vehicle, and the transactions contemplated by this Agreement will not cause or require HRB or any of its affiliates to establish or make any contribution to a rabbi trust or similar funding vehicle.

(l) No HRB Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code, or otherwise. HRB has made available to Xenith true, correct and complete copies of Section 280G calculations (whether or not final) with respect to any individual who is party to an employment agreement or change of control severance agreement listed in Section 4.14(a)(i) of the HRB Disclosure Schedule.

(m) There are no pending or, to HRB’s knowledge, threatened material labor grievances or material unfair labor practice claims or charges against HRB or any of its Subsidiaries, or any strikes or other material labor disputes against HRB or any of its Subsidiaries. Neither HRB nor any of its Subsidiaries are party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of HRB or any of its Subsidiaries and, to the knowledge of HRB, there are no organizing efforts by any union or other group seeking to represent any employees of HRB or any of its Subsidiaries. HRB and its Subsidiaries have complied in all material respects with all Laws regarding employment and employment practices (including anti-discrimination) and terms and conditions of employment and wages and hours (including classification of employees and equitable pay practices), and no claims relating to non-compliance with the foregoing are pending or, to HRB’s knowledge, threatened.

4.12 SEC Reports. HRB has previously made available to Xenith (including by making certain items publicly available on EDGAR) an accurate and complete copy of each (a) registration statement, prospectus, report, schedule and proxy statement filed with or furnished to the SEC since December 31, 2012 by HRB pursuant to the Securities Act or the Exchange Act (the “HRB Reports”) and (b) communication mailed by HRB to its shareholders since December 31, 2012 and prior to the date hereof, and no such HRB Report or communication, as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. Since December 31, 2012, as of their respective dates, all HRB Reports filed under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto. No executive officer of HRB has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the HRB Reports.

4.13    Compliance with Applicable Law. HRB and each of its Subsidiaries hold, and have at all times since December 31, 2012, held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, franchise, permit or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on HRB, and to the knowledge of HRB no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened. HRB and each of its Subsidiaries have complied in all material respects with and are not in material default or violation under any, applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to HRB or any of its Subsidiaries, including without limitation all laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans. Bank of Hampton Roads has a Community Reinvestment Act rating of “satisfactory” or better. Without limitation, none of HRB, or any of its Subsidiaries, or to the knowledge of HRB, any director, officer, employee, agent or other person acting on behalf of HRB or any of its Subsidiaries has, directly or indirectly, (i) used any funds of HRB or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (ii) made any unlawful payment to foreign domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of HRB or any of its Subsidiaries, (iii) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (iv) established or maintained any unlawful fund of monies or other assets of HRB or any of its Subsidiaries, (v) made any fraudulent entry on the books or records of HRB or any of its Subsidiaries, or (vi) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for HRB or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for HRB or any of its Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department.

4.14 Certain Contracts.

(a) Except as set forth in Section 4.14(a) of the HRB Disclosure Schedule, neither HRB nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral)

(i) with respect to the employment of any directors, officers or employees that involves annual compensation in excess of $150,000;

(ii) which, upon the execution or delivery of this Agreement, shareholder approval of this Agreement and the Plan of Merger or the consummation of the transactions contemplated by this Agreement will (either alone or upon the occurrence of any additional acts or events) result in any payment (whether of severance pay or otherwise) becoming due from HRB, Xenith, the Surviving Corporation, or any of their respective Subsidiaries to any officer or employee thereof;

(iii) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(iv) which contains a non-compete or client or customer non-solicit requirement or any other provision that materially restricts the conduct of any line of business by HRB or any of its affiliates or upon consummation of the Merger will materially restrict the ability of the Surviving Corporation or any of its affiliates to engage in any line of business;

(v) with or to a labor union or guild (including any collective bargaining agreement);

(vi) (including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan) any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of the execution and delivery of this Agreement, shareholder approval of this Agreement and the Plan of Merger or the consummation of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

(vii) that relates to the incurrence of indebtedness by HRB or any of its Subsidiaries (other than deposit liabilities, trade payables, federal funds purchased, advances and loans from the Federal Home Loan Bank and securities sold under agreements to repurchase, in each case incurred in the ordinary course of business consistent with past practice) in the principal amount of $100,000 or more including any sale and leaseback transactions, capitalized leases and other similar financing transactions;

(viii) that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of HRB or its Subsidiaries; or

(ix) that is a consulting agreement or data processing, software programming or licensing contract involving the payment of more than $100,000 per annum (other than any such contracts which are terminable by HRB or any of its Subsidiaries on 60 days or less notice without any required payment or other conditions, other than the condition of notice).

Each contract, arrangement, commitment or understanding of the type described in this Section 4.14(a) is referred to herein as a “HRB Contract.”

(b) (i) Each HRB Contract is valid and binding on HRB or one of its Subsidiaries, as applicable, and in full force and effect, except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on HRB, (ii) HRB and each of its Subsidiaries has performed all obligations required to be performed by it under each HRB Contract, except where such noncompliance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on HRB, (iii) to HRB’s knowledge each third-party counterparty to each HRB Contract has performed all obligations required to be performed by it under such HRB Contract, except where such noncompliance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on HRB, (iv) neither HRB nor any of its Subsidiaries knows of, or has received notice of, any violation of any HRB Contract by any of the other parties thereto which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on HRB and (v) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material default on the part of HRB or any of its Subsidiaries under any such HRB Contract, except where such default, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on HRB.

4.15 Agreements with Regulatory Agencies. Neither HRB nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2012, a recipient of any supervisory letter from, or since January 1, 2012, has adopted any policies, procedures or board resolutions at the request or suggestion of any Regulatory Agency or other Governmental Entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the HRB Disclosure Schedule, a “HRB Regulatory Agreement”), nor has HRB or any of its Subsidiaries been advised since January 1, 2012, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such HRB Regulatory Agreement.

4.16 Risk Management Instruments. All interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of HRB, any of its Subsidiaries or for the account of a customer of HRB or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Regulatory Agency and with counterparties reasonably believed to be financially responsible at the time and are legal, valid and binding obligations of HRB or one of its Subsidiaries enforceable in accordance with their terms (except as may be limited by an Enforceability Exception), and are in full force and effect. HRB and each of its Subsidiaries have duly performed in all material respects all of their obligations thereunder to the extent that such obligations to perform have accrued, and, to HRB’s knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder.

4.17 Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on HRB, HRB and its Subsidiaries are in compliance and, since January 1, 2012 have complied, with all federal, state or local laws, regulations, orders, decrees, permits, authorizations, common law and agency requirements applicable, as the case may be, to HRB and its Subsidiaries and relating to Environmental Laws. There are no legal, administrative, arbitral or other proceedings, claims or actions, or to the knowledge of HRB any private environmental investigations or remediation activities or governmental investigations of any nature, seeking to impose, or that could reasonably be expected to result in the imposition of, on HRB or any of its Subsidiaries any liability or obligation arising under any Environmental Law, pending or threatened against HRB, which liability or obligation would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on HRB. To the knowledge of HRB, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on HRB. HRB is not subject to any agreement, order, judgment, decree, letter agreement or memorandum of agreement by or with any court, Governmental Entity, regulatory agency or third party imposing any liability or obligation with respect to environmental matters that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on HRB.

4.18 Investment Securities and Commodities.

(a) Each of HRB and its Subsidiaries has good title to all securities and commodities owned by it (except those sold under repurchase agreements), free and clear of any Lien, except to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of HRB or its Subsidiaries. Such securities and commodities are valued on the books of HRB in accordance with GAAP in all material respects.

(b) HRB and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures that are prudent and reasonable in the context of such businesses. Prior to the date of this Agreement, HRB has made available to HRB the material terms of such policies, practices and procedures.

4.19 Real Property.

(a) HRB or a HRB subsidiary (x) has good and marketable title to all the real property specifically identified as “owned” on Section 4.19(a) of the HRB Disclosure Schedule or acquired after the date of this Agreement (except properties sold or otherwise disposed of since the date hereof in accordance with this Agreement) (the “HRB Owned Properties”), free and clear of all Liens, except Permitted Encumbrances, and (y) is the lessee of all leasehold estates specifically identified as “leased” on Section 4.19(a) of the HRB Disclosure Schedule or acquired after the date of this Agreement (except for leases that have expired by their terms since the date of this Agreement) (the “HRB Leased Properties” and, collectively with the HRB Owned Properties, the “HRB Real Property”).

(b) With respect to each of the HRB Leased Properties: (i) HRB or one of its Subsidiaries has a valid leasehold interest in each of the HRB Leased Properties; (ii) such lease is legal, valid, binding and enforceable in accordance with its terms and in full force and effect; (iii) the transactions contemplated hereby do not require the consent of any other party to such lease and will not result in a breach of or default under such a lease, or otherwise cause such lease to cease to be legal, valid, binding, enforceable and in full force and effect on identical terms following the Closing; (iv) neither HRB nor its Subsidiaries nor, to HRB’s knowledge, any other party to the lease is in breach or default under such lease and no event has occurred or circumstance exists which, in any of the foregoing cases with delivery of notice, passage of time or both, would permit the termination, modification or acceleration of rent under such lease.

(c) Other than the HRB Real Property, neither HRB nor any of its Subsidiaries has any other direct or indirect interest in real property, whether owned, leased, optioned or otherwise, and the HRB Real Property comprise all real property associated with the operation of HRB’s business.

4.20 Intellectual Property. HRB and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any Liens), all Intellectual Property necessary for the conduct of its business as currently conducted. Except as would not reasonably be expected to have a Material Adverse Effect on HRB: (i) (A) the use of any Intellectual Property by HRB and its Subsidiaries does not infringe, misappropriate or otherwise violate the rights of any person and is in accordance with any applicable license pursuant to which HRB or any HRB Subsidiary acquired the right to use any Intellectual Property, and (B) no person has asserted to HRB that HRB or any of its Subsidiaries has infringed, misappropriated or otherwise violated, or has offered HRB or any of its Subsidiaries a license under, the Intellectual Property rights of such person, (ii) no person is challenging, infringing on or otherwise violating any right of HRB or any of its Subsidiaries with respect to any Intellectual Property owned by and/or licensed to HRB or its Subsidiaries, (iii) neither HRB nor any HRB Subsidiary has received any notice of any pending claim with respect to any Intellectual Property owned by HRB or any HRB Subsidiary, and (iv) HRB and its Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation or unenforceability of all Intellectual Property owned or licensed, respectively, by HRB and its Subsidiaries.

4.21 Related Party Transactions. Except as set forth in Section 4.21 of the HRB Disclosure Schedule, there are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between HRB or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of HRB or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) 5% or more of the outstanding HRB Common Stock (or any of such person’s immediate family members or affiliates) (other than Subsidiaries of HRB) on the other hand, except those of a type available to employees of HRB or its Subsidiaries generally.

4.22 State Takeover Laws. The Board of Directors of HRB has approved this Agreement and the transactions contemplated hereby and has taken all such other necessary actions as required to render inapplicable to such agreements and transactions the Takeover Statutes.

4.23 Reorganization. HRB has not taken any action and is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.24 Opinion. Prior to the execution of this Agreement, HRB has received an opinion from Sandler O’Neill + Partners, L.P. to the effect that as of the date hereof and based upon and subject to the matters set forth therein, the Exchange Ratio in the Merger is fair from a financial point of view to HRB. Such opinion has not been amended or rescinded as of the date of this Agreement.

4.25 HRB Information. The information relating to HRB and its Subsidiaries to be contained in the Joint Proxy Statement and the S-4, and the information relating to HRB and its Subsidiaries that is provided by HRB or its representatives for inclusion in any other document filed with any other Regulatory Agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Joint Proxy Statement (except for such portions thereof that relate only to Xenith or any of its Subsidiaries) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The S-4 (except for such portions thereof that relate only to Xenith or any of its Subsidiaries) will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

4.26 Loan Portfolio.

(a) As of the date hereof, except as set forth in Section 4.26(a) of the HRB Disclosure Schedule, neither HRB nor any of its Subsidiaries is a party to any written or oral (i) Loans in which HRB or any Subsidiary of HRB is a creditor which as of December 31, 2015, had an outstanding balance of $100,000 or more and under the terms of which the obligor was, as of December 31, 2015, over 90 days or more delinquent in payment of principal or interest, or (ii) Loans with any director, executive officer or 5% or greater shareholder of HRB or any of its Subsidiaries, or to the knowledge of HRB, any affiliate of any of the foregoing. Set forth in Section 4.26(a) of the HRB Disclosure Schedule is a true, correct and complete list of (A) all of the Loans of HRB and its Subsidiaries that, as of December 31, 2015, had an outstanding balance of $100,000 or more and were classified by HRB as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the borrower thereunder, together with the aggregate principal amount of and accrued and unpaid interest on such Loans, by category of Loan (e.g., commercial, consumer, etc.), together with the aggregate principal amount of such Loans by category and (B) each asset of HRB or any of its Subsidiaries that, as of December 31, 2015, is classified as “Other Real Estate Owned” and the book value thereof.

(b) Except as would not reasonably be expected to have a Material Adverse Effect on HRB, each Loan of HRB and its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of HRB and its Subsidiaries as secured Loans, has been secured by valid charges, mortgages, pledges, security interests, restrictions, claims, liens or encumbrances, as applicable, which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions.

(c) Except as would not reasonably be expected to have a Material Adverse Effect on HRB, each outstanding Loan of HRB and its Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the written underwriting standards of HRB and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.

(d) Except as set forth in Section 4.26(d) of the HRB Disclosure Schedule, none of the agreements pursuant to which HRB or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.

(e) There are no outstanding Loans made by HRB or any of its Subsidiaries to any “executive officer” or other “insider” (as each such term is defined in Regulation O promulgated by the Federal Reserve Board) of HRB or its Subsidiaries, other than Loans that are subject to and that were made and continue to be in compliance with Regulation O or that are exempt therefrom.

(f) Neither HRB nor any of its Subsidiaries is now nor has it ever been since December 31, 2012, subject to any fine, suspension, settlement or other contract or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Entity or Regulatory Agency relating to the origination, sale or servicing of mortgage or consumer Loans.

4.27 Insurance. Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on HRB, (a) HRB and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of HRB reasonably has determined to be prudent and consistent with industry practice, and HRB and its Subsidiaries are in compliance with their insurance policies and are not in default under any of the terms thereof, (b) each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of HRB and its Subsidiaries, HRB or the relevant Subsidiary thereof is the sole beneficiary of such policies, and (c) all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion.

4.28 No Other Representations or Warranties.

(a) Except for the representations and warranties made by HRB in this Article IV, neither HRB nor any other person makes any express or implied representation or warranty with respect to HRB, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and HRB hereby disclaims any such other representations or warranties.

(b) HRB acknowledges and agrees that neither Xenith nor any other person has made or is making any express or implied representation or warranty other than those contained in Article III.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1 Conduct of Business of Xenith Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement (including as set forth in Section 5.1 of the Xenith Disclosure Schedule), required by law or as consented to in writing by HRB (such consent not to be unreasonably withheld), Xenith shall, and shall cause its Subsidiaries to, (a) conduct its business in the ordinary course consistent with past practice in all material respects, (b) use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships, and (c) take no action that would reasonably be expected to adversely affect or delay the ability to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity required for the transactions contemplated hereby or to perform Xenith’s covenants and agreements under this Agreement or to consummate the transactions contemplated hereby on a timely basis.

5.2 Xenith Forbearances. Without limiting the foregoing, during the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as set forth in Section 5.2 of the Xenith Disclosure Schedule, as expressly contemplated or permitted by this Agreement, the Employment Agreements, or as required by law, Xenith shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of HRB (such consent not to be unreasonably withheld):

(a) other than (i) federal funds borrowings and borrowings from the Federal Home Loan Bank of Atlanta and the Federal Reserve Bank of Richmond discount window by Xenith Bank, in each case with a maturity not in excess of thirty (30) days, and (ii) deposits, in the case of each of (i) and (ii) in the ordinary course of business consistent with past practice, incur any indebtedness, or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity;

(b) adjust, split, combine or reclassify any capital stock;

(c) make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock (except (A) dividends paid by any of the Subsidiaries of Xenith to Xenith or any of its wholly-owned Subsidiaries or (B) the acceptance of shares of Xenith Common Stock as payment for the exercise price of Xenith Stock Options or for withholding taxes incurred in connection with the exercise of Xenith Stock Options or the vesting or settlement of Xenith Equity Awards, in each case in accordance with past practice and the terms of the applicable award agreements);

(d) grant any Xenith Equity Awards or any stock options, stock appreciation rights, performance shares, restricted stock units, restricted shares or other equity-based awards or interests, or grant any individual, corporation or other entity any right to acquire any shares of its capital stock; or

(e) issue, sell or otherwise permit to become outstanding any additional shares of capital stock or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock or any options, warrants, or other rights of any kind to acquire any shares of capital stock, except pursuant to the exercise, vesting or settlement of warrants or Xenith Equity Awards outstanding as of the date hereof in accordance with their terms as in effect on the date hereof;

(f) sell, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets to any individual, corporation or other entity other than a wholly owned Subsidiary, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, in each case other than in the ordinary course of business for an amount not in excess of $50,000 individually or $100,000 in the aggregate, but excluding any disposition of real property classified as “Other Real Estate Owned” for no less than Xenith’s carrying value of such real property;

(g) except for foreclosure or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith, and except for transactions in the ordinary course of business for an amount not in excess of $50,000 individually or $100,000 in the aggregate, (i) acquire (whether by merger or consolidation, acquisition of stock or assets or by formation of a joint venture or otherwise) any other person or business or any material assets, deposits or properties of any other person, or (ii) make any material investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity other than a wholly owned Subsidiary of Xenith;

(h) terminate, materially amend, or waive any material provision of, any Xenith Contract, or make any change in any instrument or agreement governing the terms of any of its securities, or material lease or contract, other than normal renewals of contracts and leases without material adverse changes of terms with respect to Xenith, or enter into any contract that would constitute a Xenith Contract if it were in effect on the date of this Agreement;

(i) except as required under applicable law or the terms of any Xenith Benefit Plan existing as of the date hereof, (i) enter into, adopt or terminate any Xenith Benefit Plan or any employee benefit or compensation plan, program, policy or arrangement for the benefit or welfare of any current or former employee, officer, director or consultant that would be a Xenith Benefit Plan if in effect on the date hereof, (ii) amend any Xenith Benefit Plan, (iii) increase the compensation or benefits payable to any current or former employee, officer, director or consultant other than in the ordinary course consistent with past practice, (iv) pay or award, or commit to pay or award, any bonuses or incentive compensation other than in the ordinary course consistent with past practice, (v) grant or accelerate the vesting of any equity-based awards other than pursuant to the terms of such awards as in effect on the date hereof, (vi) grant any rights with respect to severance, change in control, retention, or similar compensation, (vii) fund any rabbi trust or similar arrangement, (viii) terminate the employment or services of any officer or any employee whose annual base salary is greater than $150,000, other than for cause, or (ix) hire any officer, employee, independent contractor or consultant whose annual base salary would be greater than $150,000;

(j) settle any material claim, suit, action or proceeding, except in the ordinary course of business in an amount and for consideration not in excess of $50,000 individually or $100,000 in the aggregate and that would not impose any material restriction on the business of it or its Subsidiaries or the Surviving Corporation;

(k) take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(l) amend its articles of incorporation, its bylaws or comparable governing documents of its Subsidiaries;

(m) merge or consolidate itself or any of its Subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its Subsidiaries;

(n) materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported or purchase any security rated below investment grade;

(o) implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP;

(p) (i) enter into any new line of business or change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking and operating, securitization and servicing policies, except as required by applicable law, regulation or policies imposed by any Governmental Entity or (ii) make any loans or extensions of credit outside of the ordinary course of business consistent with past practice or that exceed Xenith’s internal lending limits such that the loan or extension of credit would require approval by Xenith’s credit policy committee; provided that any consent sought from HRB pursuant to this clause (ii) shall be given within two (2) business days after the relevant loan package is provided to HRB;

(q) make any material changes in its policies and practices with respect to (i) underwriting, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service, Loans or (ii) its hedging practices and policies, in each case except as required by law or requested by a Regulatory Agency;

(r) make, or commit to make, any capital expenditures that exceed by more than 10% in the aggregate the capital expenditures budget of Xenith in effect on the date hereof (a copy of which has been previously made available to HRB);

(s) make, change or revoke any Tax election, change an annual Tax accounting period, adopt or change any Tax accounting method, file any amended Tax Return, enter into any closing agreement with respect to Taxes, or settle any Tax claim, audit, assessment or dispute or surrender any right to claim a refund of Taxes;

(t) make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility of it or its Subsidiaries;

(u) materially reduce the amount of its insurance coverage;

(v) amend in a manner that adversely impacts in any material respect the ability to conduct its business, terminate or allow to lapse any material permits; or

(w) agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the actions prohibited by this Section 5.2.

5.3 Conduct of Business of HRB Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement (including as set forth in Section 5.3 of the HRB Disclosure Schedule), required by law or as consented to in writing by HRB (such consent not to be unreasonably withheld), HRB shall, and shall cause its Subsidiaries to, (a) conduct its business in the ordinary course consistent with past practice in all material respects, (b) use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships, and (c) take no action that would reasonably be expected to adversely affect or delay the ability to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity required for the transactions contemplated hereby or to perform HRB’s covenants and agreements under this Agreement or to consummate the transactions contemplated hereby on a timely basis.

5.4 HRB Forbearances. Without limiting the foregoing, during the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as set forth in Section 5.4 of the HRB Disclosure Schedule, as expressly contemplated or permitted by this Agreement, the Employment Agreements or as required by law, HRB shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Xenith (such consent not to be unreasonably withheld):

(a) other than (i) federal funds borrowings and borrowings from the Federal Reserve Bank of Richmond discount window and the Federal Home Loan Bank of Atlanta by Bank of Hampton Roads, in each case with a maturity not in excess of thirty (30) days, (ii) the Securities and (iii) deposits, in the case of each of (i), (ii) and (iii) in the ordinary course of business consistent with past practice, incur any indebtedness, or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity;

(b) adjust, split, combine or reclassify any capital stock of HRB;

(c) make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock (except (A) dividends paid by any of the Subsidiaries of HRB to HRB or any of its wholly-owned Subsidiaries or (B) the acceptance of shares of HRB Common Stock as payment for the exercise price of HRB Stock Options or for withholding taxes incurred in connection with the exercise of HRB Stock Options or the vesting or settlement of HRB Equity Awards, in each case in accordance with past practice and the terms of the applicable award agreements);

(d) grant any HRB Equity Awards or any stock options, stock appreciation rights, performance shares, restricted stock units, restricted shares or other equity-based awards or interests, or grant any individual, corporation or other entity any right to acquire any shares of its capital stock; or

(e) issue, sell or otherwise permit to become outstanding any additional shares of capital stock or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock or any options, warrants, or other rights of any kind to acquire any shares of capital stock, except pursuant to the exercise, vesting or settlement of warrants or HRB Equity Awards outstanding as of the date hereof in accordance with their terms as in effect on the date hereof or granted after the date hereof as permitted by this Agreement;

(f) sell, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets to any individual, corporation or other entity other than a wholly owned Subsidiary, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, in each case other than in the ordinary course of business for an amount not in excess of $100,000 individually or $200,000 in the aggregate, but excluding any disposition of real property classified as “Other Real Estate Owned” for no less than HRB’s carrying value of such real property;

(g) except for foreclosure or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith, and except for transactions in the ordinary course of business for an amount not in excess of $100,000 individually or $200,000 in the aggregate, (i) acquire (whether by merger or consolidation, acquisition of stock or assets or by formation of a joint venture or otherwise) any other person or business or any material assets, deposits or properties of any other person, or (ii) make any material investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity other than a wholly owned Subsidiary of HRB;

(h) terminate, materially amend, or waive any material provision of, any HRB Contract, or make any change in any instrument or agreement governing the terms of any of its securities, or material lease or contract, other than normal renewals of contracts and leases without material adverse changes of terms with respect to HRB, or enter into any contract that would constitute a HRB Contract if it were in effect on the date of this Agreement;

(i) except as required under applicable law or the terms of any HRB Benefit Plan existing as of the date hereof, (i) enter into, adopt or terminate any HRB Benefit Plan or any employee benefit or compensation plan, program, policy or arrangement for the benefit or welfare of any current or former employee, officer, director or consultant that would be a HRB Benefit Plan if in effect on the date hereof, (ii) amend any HRB Benefit Plan, (iii) increase the compensation or benefits payable to any current or former employee, officer, director or consultant other than in the ordinary course consistent with past practice, (iv) pay or award, or commit to pay or award, any bonuses or incentive compensation other than in the ordinary course consistent with past practice, (v) grant or accelerate the vesting of any equity-based awards other than pursuant to the terms of such awards as in effect on the date hereof, (vi) grant any rights with respect to severance, change in control, retention, or similar compensation, (vii) fund any rabbi trust or similar arrangement, (viii) terminate the employment or services of any officer or any employee whose annual base salary is greater than $150,000, other than for cause, or (ix) hire any officer, employee, independent contractor or consultant whose annual base salary would be greater than $150,000;

(j) settle any material claim, suit, action or proceeding, except in the ordinary course of business in an amount and for consideration not in excess of $100,000 individually or $200,000 in the aggregate and that would not impose any material restriction on the business of it or its Subsidiaries or the Surviving Corporation;

(k) take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(l) amend the HRB Articles or the HRB Bylaws or comparable governing documents of its Subsidiaries;

(m) merge or consolidate itself or any of its Subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its Subsidiaries;

(n) materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported or purchase any security rated below investment grade;

(o) implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP;

(p) (i) enter into any new line of business or change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking and operating, securitization and servicing policies, except as required by applicable law, regulation or policies imposed by any Governmental Entity or (ii) make any loans or extensions of credit outside of the ordinary course of business consistent with past practice or that exceed HRB’s internal lending limits such that the loan or extension of credit would require approval by HRB’s credit policy committee; provided that any consent sought from Xenith pursuant to this clause (ii) shall be given within two (2) business days after the relevant loan package is provided to Xenith;

(q) make any material changes in its policies and practices with respect to (i) underwriting, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service, Loans or (ii) its hedging practices and policies, in each case except as required by law or requested by a Regulatory Agency;

(r) make, or commit to make, any capital expenditures that exceed by more than 10% in the aggregate the capital expenditures budget of HRB in effect on the date hereof (a copy of which has been previously made available to Xenith);

(s) make, change or revoke any Tax election, change an annual Tax accounting period, adopt or change any Tax accounting method, file any amended Tax Return, enter into any closing agreement with respect to Taxes, or settle any Tax claim, audit, assessment or dispute or surrender any right to claim a refund of Taxes;

(t) make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility of it or its Subsidiaries;

(u) materially reduce the amount of its insurance coverage;

(v) amend in a manner that adversely impacts in any material respect the ability to conduct its business, terminate or allow to lapse any material permits; or

(w) agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the actions prohibited by this Section 5.4.

5.5 No Control of the Other Party’s Business. Nothing contained in this Agreement shall give (i) HRB, directly or indirectly, the right to control or direct the operations of Xenith or any of the Xenith Subsidiaries, or (ii) Xenith, directly or indirectly, the right to control or direct the operations of HRB or any of its Subsidiaries, prior to the Effective Time. Prior to the Effective Time, each of HRB and Xenith, respectively, shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1 Regulatory Matters.

(a) HRB and Xenith shall promptly prepare and file with the SEC, no later than thirty (30) business days after of the date of this Agreement, the Joint Proxy Statement and HRB shall promptly prepare and file with the SEC the S-4, in which the Joint Proxy Statement will be included as a prospectus. Each of HRB and Xenith shall use their reasonable best efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filing, and HRB and Xenith shall thereafter mail or deliver the Joint Proxy Statement to their respective shareholders. HRB shall also use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and Xenith shall furnish all information concerning Xenith and the holders of Xenith Common Stock as may be reasonably requested in connection with any such action.

(b) The parties hereto shall cooperate with each other and use their reasonable best efforts to promptly (and in the case of the applications, notices, petitions and filings in respect of the Requisite Regulatory Approvals, within thirty (30) business days of the date of this Agreement) prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including, without limitation, the Merger and the Bank Merger), and which shall also include approval by the Federal Reserve Board and the Bureau of Financial Institutions of (i) the payment, immediately prior to the Closing, of cash from Bank of Hampton Roads to HRB, whether through dividend, capital reduction or other distribution (the “HRB Bank Payment”) and (ii) the payment, immediately prior to the Closing, of cash from Xenith Bank to Xenith, whether through dividend or other distribution (the “Xenith Bank Payment”), with the aggregate combined amount of the HRB Bank Payment and the Xenith Bank Payment to be no less than $20,000,000, and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such Governmental Entities. HRB and Xenith shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to Xenith or HRB, as the case may be, and any of their respective Subsidiaries, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement, consider in good faith the views of the other in connection with any proposed written or material oral communication with any Governmental Entity related to the transactions contemplated by this Agreement, and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated herein. The parties hereto agree to furnish to the other a final copy of each filing made with a Governmental Entity in connection with the transactions contemplated by this Agreement, subject to applicable laws governing the confidentiality of such information. Each party shall consult with the other in advance of any meeting or conference with any Governmental Entity in connection with the transactions contemplated by this Agreement and to the extent permitted by such Governmental Entity, give the other party and/or its counsel the opportunity to attend and participate in such meetings and conferences. Notwithstanding the foregoing or anything to the contrary contained in this Agreement, nothing contained herein shall be deemed to require HRB or Xenith to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the foregoing permits, consents, approvals and authorizations of Governmental Entities that would reasonably be expected to have a material adverse effect on the Surviving Corporation and its Subsidiaries, taken as a whole, after giving effect to the Merger (a “Materially Burdensome Regulatory Condition”).

(c) HRB and Xenith shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Joint Proxy Statement, the S-4, the Requisite Regulatory Approvals or any other statement, filing, notice or application made by or on behalf of HRB, Xenith or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger, the Bank Merger and the other transactions contemplated by this Agreement.

(d) HRB and Xenith shall promptly advise each other upon receiving any communication from any Governmental Entity whose consent or approval is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained, or will be obtained subject to a Materially Burdensome Regulatory Condition, or that the receipt of any such approval will be materially delayed.

6.2 Access to Information.

(a) Upon reasonable notice and subject to applicable laws, each of HRB and Xenith, for the purposes of verifying the representations and warranties of the other and preparing for the Merger and the other matters contemplated by this Agreement, shall, and shall cause each of their respective Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors and other representatives of the other party, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments, personnel, information technology systems, and records, and each shall cooperate with the other party in preparing to execute after the Effective Time conversion or consolidation of systems and business operations generally, and, during such period, each of

HRB and Xenith shall, and shall cause its respective Subsidiaries to, make available to the other party (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws or federal or state banking laws (other than reports or documents which HRB or Xenith, as the case may be, is not permitted to disclose under applicable law), and (ii) all other information concerning its business, properties and personnel as such party may reasonably request. Neither HRB nor Xenith nor any of their respective Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of HRB’s or Xenith’s, as the case may be, customers, jeopardize the attorney-client privilege of the institution in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the parties) or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b) Each of HRB and Xenith shall hold all information furnished by or on behalf of the other party or any of such party’s Subsidiaries or representatives pursuant to Section 6.2(a) in confidence to the extent required by, and in accordance with, the provisions of the confidentiality agreement, dated November 24, 2015, between HRB and Xenith (the “Confidentiality Agreement”).

(c) No investigation by either of the parties or their respective representatives shall affect or be deemed to modify or waive the representations and warranties of the other set forth herein. Nothing contained in this Agreement shall give either party, directly or indirectly, the right to control or direct the operations of the other party prior to the Effective Time. Prior to the Effective Time, each party shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

6.3 Shareholders’ Approvals. Each of HRB and Xenith shall call a meeting of its shareholders (the “HRB Meeting” and the “Xenith Meeting,” respectively) to be held as soon as reasonably practicable after the S-4 is declared effective for the purpose of obtaining the Requisite Xenith Vote and the Requisite HRB Vote required in connection with this Agreement and the Merger, the Requisite HRB Name Change Vote and, if so desired and mutually agreed, upon other matters of the type customarily brought before a meeting of shareholders to approve a merger agreement, and each shall use its reasonable best efforts to cause such meetings to occur as soon as reasonably practicable and on the same date. The Board of Directors of each of HRB and Xenith shall use its reasonable best efforts to obtain from the shareholders of HRB and Xenith, as the case may be, the Requisite HRB Vote, in the case of HRB, and the Requisite Xenith Vote, in the case of Xenith, including, except to the extent otherwise provided herein, by communicating to its respective shareholders its recommendation (and including such recommendation in the Joint Proxy Statement) that they approve this Agreement and the Plan of Merger and the transactions contemplated hereby (in the case of Xenith, the “Xenith Board Recommendation” and in the case of HRB, the “HRB Board Recommendation”), and shall not fail to make, withdraw, modify or qualify in a manner adverse to the other party or make any public statement inconsistent with, the Xenith Board Recommendation, in the case of Xenith, or the HRB Board Recommendation, in the case of HRB (a “Recommendation Change”). However, subject to Section 8.1 and Section 8.2, if the Board of Directors of Xenith or HRB, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in its good faith business judgement that it would more likely than not result in a violation of its fiduciary duties under applicable law to continue to make such Xenith Board Recommendation or HRB Board Recommendation, as the case may be, to its shareholders (and, in the event such determination is made by the Board of Directors of Xenith in response to a Xenith Acquisition Proposal, the Xenith Board of Directors has taken into account the expected timing of, regulatory considerations related to and the form of consideration offered in such Xenith Acquisition Proposal), such Board of Directors may submit this Agreement and the Plan of Merger to its shareholders without recommendation (although the resolutions adopting this Agreement and the Plan of Merger as of the date hereof may not be rescinded or amended), in which event the Board of Directors shall communicate the basis for its Recommendation Change to its shareholders in the Joint Proxy Statement or an appropriate amendment or supplement thereto to the extent required by law; provided, that the Board of Directors may not take any actions under this sentence unless (i) it gives the other party at least five (5) business days’ prior written notice of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action (including, in the event such action is taken by the Board of Directors of Xenith in response to a Xenith Acquisition Proposal, the latest material terms and conditions and the identity of the third party in any such Xenith Acquisition Proposal, or any amendment or modification thereof, or describe in reasonable detail such other event or circumstances) and (ii) at the end of such notice period, the Board of Directors takes into account any amendment or modification to this Agreement proposed by the other party and after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in its good faith business judgment that it would nevertheless more likely than not result in a violation of its fiduciary duties under applicable law to continue to make the Xenith Board Recommendation or HRB Board Recommendation, as the case may be. Any material amendment to any Xenith Acquisition Proposal will be deemed to be a new Xenith Acquisition Proposal for purposes of this Section 6.3 and will require a new notice period as referred to in this Section 6.3; provided that such notice period shall be three (3) business days. HRB or Xenith may adjourn or postpone the HRB Meeting or the Xenith Meeting, as the case may be, if, as of the time for which such meeting is originally scheduled there are insufficient shares of HRB Common Stock or Xenith Common Stock, as the case may be, represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting Xenith or HRB, as applicable, has not received proxies representing a sufficient number of shares necessary to obtain the Requisite Xenith Vote or the Requisite HRB Vote. Notwithstanding anything to the contrary herein, unless this Agreement has been terminated in accordance with its terms, each of the HRB Meeting and Xenith Meeting shall be convened and this Agreement and the Plan of Merger shall be submitted to the shareholders of each of HRB and Xenith at the HRB Meeting and the Xenith Meeting, respectively, for the purpose of voting on the approval of this Agreement and the Plan of Merger and the other matters contemplated hereby, and nothing contained herein shall be deemed to relieve either HRB or Xenith of such obligation.

6.4 Legal Conditions to Merger. Subject in all respects to Section 6.1, each of HRB and Xenith shall, and shall cause its Subsidiaries to, use their reasonable best efforts (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements that may be imposed on such party or its Subsidiaries with respect to the Merger and the Bank Merger and, subject to the conditions set forth in Article VII hereof, to consummate the transactions contemplated by this Agreement, and (b) to obtain (and to cooperate with the other party to obtain) any material consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party that is required to be obtained by Xenith or HRB or any of their respective Subsidiaries in connection with the Merger, the Bank Merger and the other transactions contemplated by this Agreement.

6.5 Stock Exchange Listing. HRB shall cause the shares of HRB Common Stock to be issued in the Merger to be approved for listing on the NASDAQ, subject to official notice of issuance, prior to the Effective Time.

6.6 Employee Benefit Plans.

(a) As of the Effective Time, each employee of Xenith and its Subsidiaries as of immediately prior to the Effective Time (collectively, the “Continuing Employees”) shall become employed by HRB (including, for the avoidance of doubt, the Surviving Corporation) and its Subsidiaries by operation of law. During the period commencing at the Effective Time and ending on the first anniversary thereof, HRB shall provide, or cause to be provided, to each Continuing Employee while employed by HRB and its Subsidiaries after the Effective Time, (i) a base salary that is no less favorable than the base salary provided by Xenith or any such Subsidiary, as applicable, to such Continuing Employee immediately prior to the Effective Time, (ii) an annual cash incentive compensation opportunity that is no less favorable than that provided to similarly situated employees of HRB and its Subsidiaries, and (iii) employee benefits that are substantially comparable in the aggregate to the employee benefits provided to similarly situated employees of HRB and its Subsidiaries; provided that HRB may satisfy its obligation under Section 6.6(a)(iii) by providing such Continuing Employees with employee benefits that are substantially comparable in the aggregate to the employee benefits provided by Xenith or its Subsidiaries to such Continuing Employees immediately prior to the Effective Time until such time as such Continuing Employees commence participation in the applicable employee benefit plans of HRB and its Subsidiaries.

(b) Following the Effective Time, HRB shall, or shall cause the Surviving Corporation to, cause any employee benefit plans sponsored or maintained by HRB or the Surviving Corporation or their Subsidiaries in which the Continuing Employees are eligible to participate following the Effective Time (collectively, the “New Plans”) to recognize the service of each Continuing Employee with Xenith and its Subsidiaries (and any successor thereto) prior to the Effective Time for purposes of eligibility, vesting and level of benefits under such New Plans; provided that such recognition of service shall not (i) apply for purposes of any New Plan that is a defined benefit retirement plan or any New Plan that provides retiree welfare benefits, (ii) operate to duplicate any benefits of a Continuing Employee with respect to the same period of service or (iii) apply for purposes of any plan, program or arrangement (x) under which similarly situated employees of HRB and its Subsidiaries do not receive credit for prior service or (y) that is grandfathered or frozen, either with respect to level of benefits or participation. With respect to any New Plan that provides medical, dental or vision insurance or benefits, for the plan year in which such Continuing Employee is first eligible to participate, HRB shall (A)

cause any preexisting condition limitations or eligibility waiting periods under such plan to be waived with respect to such Continuing Employee to the extent such limitation would have been waived or satisfied under the Xenith Benefit Plan in which such Continuing Employee participated immediately prior to the Effective Time and (B) credit each Continuing Employee for any co-payments or deductibles incurred by such Continuing Employee in such plan year for purposes of any applicable deductible and annual out-of-pocket expense requirements under any such New Plan. Such credited expenses shall also count toward any annual or lifetime limits, treatment or visit limits or similar limitations that apply under the terms of the applicable plan.

(c) Nothing in this Agreement shall confer upon any employee, officer, director or consultant of Xenith or any of its Subsidiaries or affiliates any right to continue in the employ or service of the Surviving Corporation, Xenith, or any Subsidiary or affiliate thereof, or shall interfere with or restrict in any way the rights of the Surviving Corporation, Xenith, HRB or any Subsidiary or affiliate thereof to discharge or terminate the services of any employee, officer, director or consultant of Xenith or any of its Subsidiaries or affiliates at any time for any reason whatsoever, with or without cause. Nothing in this Agreement shall be deemed to (i) establish, amend, or modify any Xenith Benefit Plan, New Plan or any other benefit or employment plan, program, agreement or arrangement, or (ii) alter or limit the ability of the Surviving Corporation or any of its Subsidiaries or affiliates to amend, modify or terminate any particular Xenith Benefit Plan, New Plan or any other benefit or employment plan, program, agreement or arrangement after the Effective Time. Without limiting the generality of the final sentence of Section 9.10, nothing in this Agreement, express or implied, is intended to or shall confer upon any person other than the parties hereto, including without limitation any current or former employee, officer, director or consultant of Xenith or any of its Subsidiaries or affiliates, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

6.7 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, each of HRB and the Surviving Corporation shall indemnify and hold harmless each present and former director and officer of Xenith and its Subsidiaries (in each case, when acting in such capacity) (collectively, the “Xenith Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages or liabilities incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the Effective Time, arising out of the fact that such person is or was a director, officer or employee of Xenith or any of its Subsidiaries and pertaining to matters existing or occurring at or prior to the Effective Time, including the transactions contemplated by this Agreement to the same extent as such persons are indemnified as of the date of this Agreement by Xenith pursuant to the Xenith Articles, Xenith Bylaws, the governing or organizational documents of any Subsidiary of Xenith and any indemnification agreements in existence as of the date hereof; and HRB and the Surviving Corporation shall also advance expenses as incurred by such Xenith Indemnified Party to the same extent as such persons are entitled to advancement of expenses as of the date of this Agreement by Xenith pursuant to the Xenith Articles, Xenith Bylaws, the governing or organizational documents of any Subsidiary of Xenith and any indemnification agreements in existence as of the date hereof; provided, that the Xenith Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Xenith Indemnified Party is not entitled to indemnification.

(b) For a period of six (6) years after the Effective Time, the Surviving Corporation shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by Xenith (provided, that the Surviving Corporation may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions which are no less advantageous to the insured) with respect to claims arising from facts or events which occurred at or before the Effective Time; provided, however, that the Surviving Corporation shall not be obligated to expend, on an annual basis, an amount in excess of 250% of the current annual premium paid as of the date hereof by Xenith for such insurance (the “Premium Cap”), and if such premiums for such insurance would at any time exceed the Premium Cap, then the Surviving Corporation shall cause to be maintained policies of insurance which, in the Surviving Corporation’s good faith determination, provide the maximum coverage available at an annual premium equal to the Premium Cap. In lieu of the foregoing, Xenith, in consultation with, but only upon the consent of HRB, may (and at the request of HRB, Xenith shall use its reasonable best efforts to) obtain at or prior to the Effective Time a six-year “tail” policy under Xenith’s existing directors and officers insurance policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, in the aggregate, does not exceed the Premium Cap.

(c) The provisions of this Section 6.7 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Xenith Indemnified Party and his or her heirs and representatives. If the Surviving Corporation or any of its successors or assigns will consolidate with or merge into any other entity and not be the continuing or surviving entity of such consolidation or merger, transfer all or substantially all of its assets or deposits to any other entity or engage in any similar transaction, then in each case, the Surviving Corporation will cause proper provision to be made so that the successors and assigns of the Surviving Corporation will expressly assume the obligations set forth in this Section 6.7.

6.8 Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement (including, without limitation, any merger between a Subsidiary of HRB, on the one hand, and a Subsidiary of Xenith, on the other) or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by HRB.

6.9 Advice of Changes. HRB and Xenith shall each promptly advise the other party of any change or event (i) that has had or is reasonably likely to have a Material Adverse Effect on it or (ii) which it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained herein or that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article VII; provided, that any failure to give notice in accordance with the foregoing with respect to any breach shall not be deemed to constitute a violation of this

Section 6.9 or the failure of any condition set forth in Section 7.2 or 7.3 to be satisfied, or otherwise constitute a breach of this Agreement by the party failing to give such notice, in each case unless the underlying breach would independently result in a failure of the conditions set forth in Section 7.2 or 7.3 to be satisfied; and provided, further, that the delivery of any notice pursuant to this Section 6.9 shall not cure any breach of, or noncompliance with, any other provision of this Agreement or limit the remedies available to the party receiving such notice.

6.10 Shareholder Litigation. Xenith shall give HRB an opportunity to consult in the defense of any shareholder litigation brought against the Xenith or its directors or officers relating to the transactions contemplated by this Agreement, and shall give HRB the right to review and comment on all filings or responses to be made by Xenith in connection with any such litigation, and the right to consult on the settlement with respect to any such litigation, and Xenith will in good faith take such comments into account, and no such settlement shall be agreed without HRB’s prior written consent (which shall not be unreasonably withheld).

6.11 Post-Merger Organizational Matters.

(a) At or prior to the Effective Time, the Board of Directors of HRB shall cause the number of directors that will comprise the full Board of Directors of the Surviving Corporation at the Effective Time to be increased to thirteen (13). Of the members of the initial Board of Directors of the Surviving Corporation, eight (8) shall be directors of HRB as of immediately prior to the Effective Time designated by HRB prior to the Closing and five (5) shall be directors of Xenith as of immediately prior to the Effective Time designated by Xenith prior to the Closing, each of whom is mutually agreeable to the parties. The Chairman of the Board of the Surviving Corporation shall be chosen from among the directors designated by HRB, unless otherwise agreed by the parties. Each committee of the Board of Directors of the Surviving Corporation at the Effective Time shall include at least one director of Xenith as of immediately prior to the Effective Time.

(b) As of the Effective Time, T. Gaylon Layfield, III, Thomas W. Osgood and Wellington W. Cottrell, III shall be the Chief Executive Officer, Chief Financial Officer and Chief Credit Officer, respectively, of the Surviving Corporation and each individual set forth in Section 6.11 of the HRB Disclosure Schedule shall serve in the respective office set forth beside such individual’s name on such schedule.

(c) The Surviving Corporation, as the sole shareholder of the Surviving Bank, shall cause the name of the Surviving Bank to be “Xenith Bank.”

(d) Following the Effective Time, the corporate headquarters for the Surviving Corporation shall be Xenith’s current headquarters.

6.12 Acquisition Proposals.

(a) Xenith agrees that it will not, and will cause its Subsidiaries and its and their officers and directors, and will instruct and use reasonable best efforts to cause its and their agents, advisors and representatives (collectively, “Representatives”) not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate inquiries or proposals with respect to any Xenith Acquisition Proposal, (ii) engage or participate in any negotiations with any person concerning any Xenith Acquisition Proposal, (iii) provide any confidential or nonpublic information or data to, have or participate in any discussions with or otherwise cooperate in any way with, any person in connection with any Xenith Acquisition Proposal or (iv) unless this Agreement has been terminated in accordance with its terms, enter into any term sheet, letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (other than a confidentiality agreement referred to and entered into in accordance with Section 6.12(b)) relating to any Xenith Acquisition Proposal. Xenith will, and will use its reasonable best efforts to cause its Representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any person other than HRB regarding any Xenith Acquisition Proposal.

(b) Notwithstanding Section 6.12(a), prior to the receipt of the Requisite Xenith Vote, in the event Xenith receives an unsolicited bona fide written Xenith Acquisition Proposal, it may, and may permit its Subsidiaries and its and its Subsidiaries’ Representatives to, provide or cause to be provided confidential or nonpublic information or data to and engage or participate in negotiations or discussions with the person making the Xenith Acquisition Proposal and such person’s Representatives if its Board of Directors concludes in its good faith business judgment (after receiving the advice of its outside counsel, and with respect to financial matters its financial advisors) that failure to take such actions would be more likely than not to result in a violation of its fiduciary duties under applicable law; provided that prior to providing any confidential or nonpublic information permitted to be provided pursuant to this Section 6.12(b), Xenith shall have entered into a confidentiality agreement with such third party on terms no less favorable to it in the aggregate than the Confidentiality Agreement, which confidentiality agreement shall not provide such person with any exclusive right to negotiate with Xenith. Xenith will promptly (within twenty-four (24) hours) advise HRB following Xenith’s receipt of any such Xenith Acquisition Proposal or any inquiry which could reasonably be expected to lead to a Xenith Acquisition Proposal, and the substance thereof (including the material terms and conditions of the Xenith Acquisition Proposal and the identity of the person making such inquiry or Xenith Acquisition Proposal), and will keep HRB apprised of any related developments, discussions and negotiations on a current basis, including any amendments to or revisions of the terms of such inquiry or Xenith Acquisition Proposal. Xenith shall enforce any existing confidentiality agreements to which it or any of its Subsidiaries is a party in accordance with the terms thereof.

(c) HRB agrees that it will not, and will cause its Subsidiaries and its and their officers and directors, and will instruct and use reasonable best efforts to cause its Representatives not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate inquiries or proposals with respect to any HRB Acquisition Proposal, (ii) engage or participate in any negotiations with any person concerning any HRB Acquisition Proposal, (iii) provide any confidential or nonpublic information or data to, have or participate in any discussions with or otherwise cooperate in any way with, any person in connection with any HRB Acquisition Proposal or (iv) unless this Agreement has been terminated in accordance with its terms, enter into any term sheet, letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (other than a confidentiality agreement referred to and entered into in accordance with Section 6.12(d)) relating to any HRB Acquisition Proposal. HRB will, and will use its reasonable best efforts to cause its Representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any person other than Xenith regarding any HRB Acquisition Proposal.

(d) Notwithstanding Section 6.12(c), prior to the receipt of the Requisite HRB Vote, in the event HRB receives an unsolicited bona fide written HRB Acquisition Proposal, it may, and may permit its Subsidiaries and its and its Subsidiaries’ Representatives to, provide or cause to be provided confidential or nonpublic information or data to and engage or participate in negotiations or discussions with the person making the HRB Acquisition Proposal and such person’s Representatives if its Board of Directors concludes in its good faith business judgment (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisors) that failure to take such actions would be more likely than not to result in a violation of its fiduciary duties under applicable law; provided, that prior to providing any confidential or nonpublic information permitted to be provided pursuant to this Section 6.12(d), HRB shall have entered into a confidentiality agreement with such third party on terms no less favorable to it in the aggregate than the Confidentiality Agreement, which confidentiality agreement shall not provide such person with any exclusive right to negotiate with HRB. HRB will promptly (within twenty-four (24) hours) advise Xenith following HRB’s receipt of any such HRB Acquisition Proposal or any inquiry which could reasonably be expected to lead to a HRB Acquisition Proposal, and the substance thereof (including the material terms and conditions of the HRB Acquisition Proposal and the identity of the person making such inquiry or HRB Acquisition Proposal), and will keep Xenith apprised of any related developments, discussions and negotiations on a current basis, including any amendments to or revisions of the terms of such inquiry or HRB Acquisition Proposal. HRB shall enforce any existing confidentiality agreements to which it or any of its Subsidiaries is a party in accordance with the terms thereof.

(e) “Xenith Acquisition Proposal” shall mean, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry relating to, or any third party indication of interest in, (i) any acquisition or purchase, direct or indirect, of 15% or more of the consolidated assets of Xenith and its Subsidiaries or 15% or more of any class of equity or voting securities of Xenith or its Subsidiaries whose assets, individually or in the aggregate, constitute more than 15% of the consolidated assets of Xenith, (ii) any tender offer (including a self-tender offer), exchange offer or other acquisition of equity or voting securities that, if consummated, would result in such third party beneficially owning 15% or more of any class of equity or voting securities of Xenith or one of its Subsidiaries whose assets, individually or in the aggregate, constitute more than 15% of the consolidated assets of Xenith, or (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Xenith or one of its Subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of Xenith.

(f) “HRB Acquisition Proposal” shall mean, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry relating to, or any third party indication of interest in, (i) any acquisition or purchase, direct or indirect, of 15% or more of the consolidated assets of HRB and its Subsidiaries or 15% or more of any class of equity or voting securities of HRB or its Subsidiaries whose assets, individually or in the aggregate, constitute more than 15% of the consolidated assets of HRB, (ii) any tender offer (including a self-tender offer), exchange offer or other acquisition of equity or voting securities that, if consummated, would result in such third party beneficially owning 15% or more of any class of equity or voting securities of HRB or one of its Subsidiaries whose assets, individually or in the aggregate, constitute more than 15% of the consolidated assets of HRB, or (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving HRB or one of its Subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of HRB, which in any of the foregoing cases would reasonably be expected to (x) materially interfere with, adversely affect or delay the consummation of the Merger or the receipt of the Requisite HRB vote, or (y) result in a Recommendation Change by the Board of Directors of HRB.

(g) Nothing contained in this Agreement shall prohibit Xenith, HRB or their respective Boards of Directors or any committee thereof from at any time taking and disclosing to Xenith’s or HRB’s shareholders, as applicable, a position contemplated by Rule 14d-9, Rule 14e-2(a), or Item 1012(a) of Regulation M-A promulgated under the Exchange Act; provided that any such disclosure shall be deemed to be a Recommendation Change by Xenith or HRB, as applicable, unless the Board of Directors reaffirms the Xenith Board Recommendation, in the case of Xenith, or the HRB Board Recommendation, in the case of HRB, in such statement without qualification, and shall have the consequences provided for in this Agreement.

6.13 Public Announcements. Xenith and HRB shall each use their reasonable best efforts (a) to develop a joint communications plan, (b) to ensure that all press releases and other public statements with respect to the transactions contemplated hereby shall be consistent with such joint communications plan, and (c) except in respect of any announcement required by applicable law, or by obligations pursuant to any listing agreement with or rules of any securities exchange, to consult with each other before issuing any press release or, to the extent practical, otherwise making any public statement with respect to this Agreement or the transactions contemplated hereby; provided that this Section 6.13 shall not apply with respect to any disclosures or communications relating to a Xenith Acquisition Proposal or HRB Acquisition Proposal, subject to compliance with the terms of Section 6.3 and Section 6.12 with respect thereto.

6.14 Takeover Statutes. None of Xenith, HRB or their respective Boards of Directors shall take any action that would cause any Takeover Statute to become applicable to this Agreement, the Merger, or any of the other transactions contemplated hereby, and each shall take all necessary steps to exempt (or ensure the continued exemption of) the Merger and the other transactions contemplated hereby from any applicable Takeover Statute now or hereafter in effect. If any Takeover Statute may become, or may purport to be, applicable to the transactions contemplated hereby, each party and the members of their respective Boards of Directors will grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and thereby and otherwise act to eliminate or minimize the effects of any Takeover Statute on any of the transactions contemplated by this Agreement, including, if necessary, challenging the validity or applicability of any such Takeover Statute.

6.15 Exemption from Liability Under Section 16(b). Xenith and HRB agree that, to most effectively compensate and retain Xenith Insiders (as defined below), both prior to and after the Effective Time, it is desirable that Xenith Insiders not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable law in connection with the conversion of shares of Xenith Common Stock and Xenith Equity Awards in the Merger, and for that compensatory and retentive purpose agree to the provisions of this Section 6.15. Xenith shall deliver to HRB in a reasonably timely fashion prior to the Effective Time accurate information regarding those officers and directors of Xenith subject to the reporting requirements of Section 16(a) of the Exchange Act (the “Xenith Insiders”), and the Board of Directors of HRB and of Xenith, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall reasonably promptly thereafter, and in any event prior to the Effective Time, take all such steps as may be required to cause (in the case of Xenith) any dispositions of Xenith Common Stock or Xenith Equity Awards (including the conversion of Xenith Stock Options into Xenith Adjusted Options and the conversion of Xenith Warrants into Xenith Adjusted Warrants) by the Xenith Insiders, and (in the case of HRB) any acquisitions of HRB Common Stock or HRB Equity Awards by any Xenith Insiders who, immediately following the Merger, will be officers or directors of the Surviving Corporation subject to the reporting requirements of Section 16(a) of the Exchange Act, in each case pursuant to the transactions contemplated by this Agreement, to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act to the fullest extent permitted by applicable law.

6.16 Existing Indebtedness.

(a) Xenith shall deliver all notices and take all other actions (subject to the Requisite Regulatory Approvals under Section 6.1(b)) to facilitate the termination at the Closing of all commitments in respect of Credit Agreement, dated October 28, 2015 among Xenith and Raymond James Bank, N.A., as lender, as amended, supplemented or otherwise modified from time to time (the “Existing Credit Facility”) and the repayment in full on the Closing Date of all obligations in respect of the indebtedness thereunder; provided, that Xenith and HRB shall cooperate to provide any funds required to effect all such repayments at or prior to the Closing. In furtherance and not in limitation of the foregoing, Xenith shall use reasonable best efforts to deliver to HRB at least two (2) business days prior to the Closing Date an executed payoff letter with respect to the Existing Credit Facility (the “Payoff Letter”) in form and substance customary for transactions of this type, which Payoff Letter shall, among other things, include the payoff amount.

(b) Prior to the Closing Date, Xenith shall take all actions required by the documentation governing the 6.75% subordinated notes due 2025, dated as of June 26, 2015 (the “Subordinated Notes”). Prior to the Closing Date, Xenith and HRB shall cooperate to prepare any instrument required by the documentation governing the Subordinated Notes pursuant to which HRB shall assume the obligations of Xenith with respect to the Subordinated Notes as of the Closing (the “Supplemental Instrument”) and any related certificates and other documents required by the documentation governing the Subordinated Notes. On the Closing Date, HRB and Xenith, as and to the extent required by the documentation governing the Subordinated Notes, shall execute and deliver any such Supplemental Instrument and any related certificates and other documents.

ARTICLE VII

CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligation To Effect the Merger. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Shareholder Approval. This Agreement and the Plan of Merger shall have been approved by the shareholders of HRB by the Requisite HRB Vote and by the shareholders of Xenith by the Requisite Xenith Vote.

(b) NASDAQ Listing. The shares of HRB Common Stock that shall be issuable pursuant to this Agreement shall have been authorized for listing on the NASDAQ, subject to official notice of issuance.

(c) Regulatory Approvals. (i) All regulatory authorizations, consents, orders or approvals from (x) the Federal Reserve Board and the Bureau of Financial Institutions required to consummate the transactions contemplated by this Agreement (including with respect to the HRB Bank Payment and the Xenith Bank Payment) and from any regulatory authority required to issue the Merger Consideration to the shareholders of Xenith as contemplated by this Agreement and (y) any other approvals set forth in Sections 3.4 and 4.4 the failure of which to be obtained would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Surviving Corporation, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (such approvals and the expiration of such waiting periods being referred to herein as the “Requisite Regulatory Approvals”), and (ii) no such Requisite Regulatory Approval shall have resulted in the imposition of any Materially Burdensome Regulatory Condition.

(d) S-4. The S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn.

(e) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or any of the other transactions contemplated by this Agreement shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal consummation of the Merger.

(f) Accountant Opinion. HRB shall have received an opinion from KPMG or another nationally recognized accounting firm reasonably acceptable to HRB and Xenith, dated as of the Closing Date, reasonably satisfactory to HRB and Xenith to the effect that an “ownership change” (within the meaning of Section 382 of the Code) with respect to HRB has not occurred in the three (3) years prior to the Closing and that the Merger will not result in such an “ownership change” (within the meaning of Section 382 of the Code).

7.2 Conditions to Obligations of HRB. The obligation of HRB to effect the Merger is also subject to the satisfaction, or waiver by HRB, at or prior to the Effective Time, of the following conditions:

(a) Representations and Warranties. The representations and warranties of Xenith set forth in Sections 3.2(a) (other than the second to last sentence thereof), 3.3(a), 3.7 and 3.8(a) (in each case after giving effect to the lead in to Article III) shall be true and correct (other than, in the case of Section 3.2(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date), and the representations and warranties of Xenith set forth in Sections 3.1, the second to last sentence of Section 3.2(a), and Section 3.2(b) (in each case, after giving effect to the lead in to Article III) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date). All other representations and warranties of Xenith set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead in to Article III) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date); provided, however, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on Xenith or the Surviving Corporation. HRB shall have received a certificate dated as of the Closing Date and signed on behalf of Xenith by the Chief Executive Officer or the Chief Financial Officer of Xenith to the foregoing effect.

(b) Performance of Obligations of Xenith. Xenith shall have performed in all material respects the obligations required to be performed by it under this Agreement at or prior to the Effective Time, and HRB shall have received a certificate dated as of the Closing Date and signed on behalf of Xenith by the Chief Executive Officer or the Chief Financial Officer of Xenith to such effect.

(c) Federal Tax Opinion. HRB shall have received the opinion of Wachtell, Lipton, Rosen & Katz, in form and substance reasonably satisfactory to HRB, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of HRB and Xenith, reasonably satisfactory in form and substance to such counsel.

(d) Xenith Adjusted Shareholders’ Equity. Xenith’s Adjusted Shareholders’ Equity as of the date of the most recent Xenith consolidated balance sheet (the “Xenith Balance Sheet”) at the last day of the reporting period closest to the Closing Date and included in the S-4 (if amended, the final amendment thereto) prior to its effectiveness (the “Xenith Balance Sheet Date”) shall not be less than $90,000,000. For purposes of this Section 7.2(d), “Xenith’s Adjusted Shareholders’ Equity” shall mean total shareholders’ equity as reflected in the Xenith Balance Sheet (i) plus all third party expenses incurred or accrued by Xenith in connection with the Merger, including all fees and expenses of all attorneys, accountants, investment bankers and other advisors and agents for Xenith for services rendered in connection with the transactions contemplated by this Agreement and all fees and expenses in connection with the S-4, the Joint Proxy Statement (including printing costs), or the Xenith Meeting, including the solicitation of proxies in connection therewith, and incurred or accrued on or prior to the Xenith Balance Sheet Date and (ii) plus all expenses incurred or accrued in connection with the Xenith Benefit Plans on or prior to the Xenith Balance Sheet Date solely as a result of the Merger and the transactions contemplated hereby and outside the ordinary course of business, including any costs associated with the termination of employee benefit plans or programs, and any severance or other compensation paid or to be paid in connection with the transactions contemplated by this Agreement or any retention or similar bonuses paid or to be paid in accordance with this Agreement; provided that for purposes of this calculation accumulated other comprehensive income (loss) shall be determined as of December 31, 2015 rather than the Xenith Balance Sheet Date.

7.3 Conditions to Obligations of Xenith. The obligation of Xenith to effect the Merger is also subject to the satisfaction or waiver by Xenith at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of HRB set forth in Sections 4.2(a) (other than the second to last sentence thereof), 4.3(a), 4.7 and 4.8(a) (in each case, after giving effect to the lead in to Article IV) shall be true and correct (other than, in the case of Section 4.2(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date), and the representations and warranties of HRB set forth in Section 4.1, the second to last sentence of Section 4.2(a), and Section 4.2(b) (in each case, after giving effect to the lead in to Article IV) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date). All other representations and warranties of HRB set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead in to Article IV) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date), provided, however, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on HRB. Xenith shall have received a certificate dated as of the Closing Date and signed on behalf of HRB by the Chief Executive Officer or the Chief Financial Officer of HRB to the foregoing effect.

(b) Performance of Obligations of HRB. HRB shall have performed in all material respects the obligations required to be performed by it under this Agreement at or prior to the Effective Time, and Xenith shall have received a certificate dated as of the Closing Date and signed on behalf of HRB by the Chief Executive Officer or the Chief Financial Officer of HRB to such effect.

(c) Federal Tax Opinion. Xenith shall have received the opinion of Hunton & Williams LLP, in form and substance reasonably satisfactory to Xenith, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of HRB and Xenith, reasonably satisfactory in form and substance to such counsel.

(d) HRB Adjusted Shareholders’ Equity. HRB’s Adjusted Shareholders’ Equity as of the date of the most recent HRB consolidated balance sheet (the “HRB Balance Sheet”) at the last day of the reporting period closest to the Closing Date and included in the S-4 (if amended, the final amendment thereto) prior to its effectiveness (the “HRB Balance Sheet Date”) shall not be less than $265,000,000. For purposes of this Section 7.3(d), “HRB’s Adjusted Shareholders’ Equity” shall mean total shareholders’ equity as reflected in the HRB Balance Sheet (i) plus all third party expenses incurred or accrued by HRB in connection with the Merger, including all fees and expenses of all attorneys, accountants, investment bankers and other advisors and agents for HRB for services rendered in connection with the transactions contemplated by this Agreement and all fees and expenses in connection with the S-4, the Joint Proxy Statement (including printing costs), or the HRB Meeting, including the solicitation of proxies in connection therewith, and incurred or accrued on or prior to the HRB Balance Sheet Date and (ii) plus all expenses incurred or accrued on or prior to the HRB Balance Sheet Date in connection with the HRB Benefit Plans solely as a result of the Merger and the transactions contemplated hereby and outside the ordinary course of business, including any costs associated with the termination of employee benefit plans or programs, and any severance or other compensation paid or to be paid in connection with the transactions contemplated by this Agreement or any retention or similar bonuses paid or to be paid in accordance with this Agreement; provided that for purposes of this calculation accumulated other comprehensive income (loss) shall be determined as of December 31, 2015 rather than the HRB Balance Sheet Date.

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1 Termination. This Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time, whether before or after approval of this Agreement and the Plan of Merger by the shareholders of HRB or Xenith:

(a) by mutual consent of HRB and Xenith in a written instrument, if the Board of Directors of each so determines by a vote of a majority of the members of its entire Board;

(b) by either the Board of Directors of HRB or the Board of Directors of Xenith if any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of the Merger or the Bank Merger and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final and nonappealable order permanently enjoining or otherwise prohibiting or making illegal the consummation of the Merger or the Bank Merger, unless the failure to obtain a Requisite Regulatory Approval shall be due to, or materially contributed to by, the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

(c) by either the Board of Directors of HRB or the Board of Directors of Xenith if the Merger shall not have been consummated on or before the one year anniversary date of this Agreement (the “Termination Date”), unless the failure of the Closing to occur by such date shall be due to, or materially contributed to by, the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

(d) by HRB or Xenith (provided, that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true) set forth in this Agreement on the part of Xenith, in the case of a termination by HRB, or HRB, in the case of a termination by Xenith, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the Closing Date, the failure of a condition set forth in Section 7.2, in the case of a termination by HRB, or Section 7.3, in the case of a termination by Xenith, and which is not cured within thirty (30) days following written notice to Xenith, in the case of a termination by HRB, or HRB, in the case of a termination by Xenith, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the Termination Date);

(e) by Xenith, if the Board of Directors of HRB shall have (i) made a Recommendation Change or made any public statement inconsistent with the HRB Board Recommendation, or resolved to do so, or failed to reaffirm such recommendation within four (4) business days after Xenith requests in writing that such action be taken, (ii) recommended or endorsed a HRB Acquisition Proposal, or failed to issue a press release announcing its opposition to a HRB Acquisition Proposal, within ten (10) business days after a HRB Acquisition Proposal is publicly announced or (iii) breached its obligations under Section 6.3 or Section 6.12 in any material respect;

(f) by HRB, if the Board of Directors of Xenith shall have (i) made a Recommendation Change or made any public statement inconsistent with the Xenith Board Recommendation, or resolved to do so, or failed to reaffirm such recommendation within four

(4) business days after HRB requests in writing that such action be taken, (ii) recommended or endorsed a Xenith Acquisition Proposal, or failed to issue a press release announcing its opposition to a Xenith Acquisition Proposal, within ten (10) business days after a Xenith Acquisition Proposal is publicly announced or (iii) breached its obligations under Section 6.3 or Section 6.12 in any material respect; or

(g) by either HRB or Xenith if (i) the Requisite HRB Vote is not obtained at the duly convened HRB Meeting or any adjournment or postponement thereof at which a vote on the approval of this Agreement and the Plan of Merger is taken or (ii) the Requisite Xenith Vote is not obtained at the duly convened Xenith Meeting or any adjournment or postponement thereof at which a vote on the approval of this Agreement and the Plan of Merger is taken.

8.2 Effect of Termination.

(a) In the event of termination of this Agreement by either HRB or Xenith as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of HRB, Xenith, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that (i) Sections 6.2(b) and this Section 8.2 and Article IX (other than Section 9.1) shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, neither HRB nor Xenith shall be relieved or released from any liabilities or damages arising out of its willful and material breach of any provision of this Agreement.

(b) In the event that after the date of this Agreement and prior to the termination of this Agreement, a bona fide Xenith Acquisition Proposal shall have been made known to the Board of Directors or senior management of Xenith or has been made directly to its shareholders generally or any person shall have publicly announced a Xenith Acquisition Proposal with respect to Xenith and (A) thereafter this Agreement is terminated by HRB pursuant to Section 8.1(g)(ii) or by either HRB or Xenith pursuant to Section 8.1(c) and the Requisite Xenith Vote has not been obtained or (B) thereafter this Agreement is terminated by HRB pursuant to Section 8.1(d), and (C) prior to the date that is twelve (12) months after the date of such termination, Xenith enters into a definitive agreement or consummates a transaction with respect to a Xenith Acquisition Proposal (whether or not the same Xenith Acquisition Proposal as that referred to above), then Xenith shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay HRB, by wire transfer of same day funds, a fee equal to $4,000,000 (the “Termination Fee”); provided, that for purposes of this Section 8.2(b), all references in the definition of Xenith Acquisition Proposal to “15%” shall instead refer to “50%”.

(c) In the event that this Agreement is terminated by HRB pursuant to Section 8.1(f) or by Xenith pursuant to Section 8.1(g)(ii), then Xenith shall pay HRB, by wire transfer of same day funds, the Termination Fee on the date of termination.

(d) In the event that this Agreement is terminated by Xenith pursuant to Section 8.1(e) or by HRB pursuant to Section 8.1(g)(i), then HRB shall pay Xenith, by wire transfer of same day funds, the Termination Fee on the date of termination.

(e) Notwithstanding anything to the contrary herein, but without limiting the right of any party to recover liabilities or damages to the extent permitted herein, in no event shall either party be required to pay the Termination Fee more than once.

(f) Each of HRB and Xenith acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other party would not enter into this Agreement; accordingly, if HRB or Xenith fails promptly to pay the amount due pursuant to this Section 8.2, and, in order to obtain such payment, the other party commences a suit which results in a judgment against the non-paying party for the Termination Fee or any portion thereof, such non-paying party shall pay the costs and expenses of the other party (including attorneys’ fees and expenses) in connection with such suit. In addition, if HRB or Xenith, as the case may be, fails to pay the amounts payable pursuant to this Section 8.2, then such party shall pay interest on such overdue amounts at a rate per annum equal to the “prime rate” (as announced by JPMorgan Chase & Co. or any successor thereto) in effect on the date on which such payment was required to be made for the period commencing as of the date that such overdue amount was originally required to be paid.

8.3 Amendment. Subject to compliance with applicable law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with Merger by the shareholders of HRB and Xenith; provided, however, that after approval of this Agreement and the Plan of Merger by the respective shareholders of HRB or Xenith, there may not be, without further approval of such shareholders, any amendment of this Agreement that requires further approval under applicable law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

8.4 Extension; Waiver. At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or satisfaction of any conditions contained herein; provided, however, that after approval of this Agreement and the Plan of Merger by the respective shareholders of HRB or Xenith, there may not be, without further approval of such shareholders, any extension or waiver of this Agreement or any portion thereof that requires further approval under applicable law. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE IX

GENERAL PROVISIONS

9.1 Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place at 10:00 a.m. New York City time at the offices of Wachtell, Lipton, Rosen & Katz, on a date, which date shall be no later than three (3) business days after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Article VII hereof (other than those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or waiver thereof), unless accelerated or extended by mutual agreement of the parties (the “Closing Date”). On the Closing Date, HRB and Xenith shall cause the Articles of Merger to be filed with the VSCC. Notwithstanding the foregoing, the parties may, to the extent practicable, effect the Closing by conference call, the electronic delivery of documents and the prior physical exchange of certificates and certain other documents and instruments to be held in escrow by outside counsel to the recipient party pending authorization by the delivering party (or its outside counsel) of their release at Closing.

9.2 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement (other than the Confidentiality Agreement, which shall survive in accordance with its terms) shall survive the Effective Time, except for Section 6.7 and for those other covenants and agreements contained herein and therein which by their terms apply in whole or in part after the Effective Time.

9.3 Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense; provided, however, that the costs and expenses of printing and mailing the Joint Proxy Statement and all filing and other fees paid to the SEC in connection with the Merger shall be borne equally by HRB and Xenith.

9.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) if to Xenith, to:

Xenith Bankshares, Inc.
One James Center, 901 E. Cary Street, Suite 1700
Richmond, VA 23219
Attention:	T. Gaylon Layfield, III
Facsimile:	(804) 433-2194

With a copy (which shall not constitute notice) to:

Hunton & Williams LLP
Riverfront Plaza, East Tower
951 East Byrd Street
Richmond, VA 23219
Attention:	T. Justin Moore, III
J. Waverly Pulley, III
Facsimile:	(804) 343-4552

and

(b) if to HRB, to:

Hampton Roads Bankshares, Inc.
641 Lynnhaven Parkway
Virginia Beach, VA 23452
Attention:	Charles M. Johnston
Facsimile:	(757) 431-3708

With a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
Attention:	Matthew M. Guest
Facsimile:	(212) 403-2000

9.5 Interpretation. The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” References to “the date hereof” shall mean the date of this Agreement. As used in this Agreement, the “knowledge” of Xenith means the actual knowledge of any of the officers of Xenith listed on Section 9.5 of the Xenith Disclosure Schedule, and the “knowledge” of HRB means the actual knowledge of any of the officers of HRB listed on Section 9.5 of the HRB Disclosure Schedule. As used herein, (i) the term “person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature, (ii) an “affiliate” of a specified person is any person that directly or indirectly controls, is controlled by, or is under common control with, such specified person and (iii) the term “made available” means any document or other information that was (a) provided by one party or its representatives to the other party and its representatives at least one (1) business day prior to the date hereof, (b) included in the virtual data room of a party at least one (1) business day prior to the date hereof or (c) filed by a party with the SEC and publicly available on EDGAR at least one business day prior to the date hereof. The Xenith Disclosure Schedule and the HRB Disclosure Schedule, as well as all other schedules and all exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement.

9.6 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

9.7 Entire Agreement. This Agreement (including the documents and the instruments referred to herein) together with the Confidentiality Agreement constitutes the entire agreement among the parties and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

9.8 Governing Law; Jurisdiction.

(a) This Agreement shall be governed and construed in accordance with the laws of the Commonwealth of Virginia, without regard to the conflict of law principles thereof.

(b) Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in any federal or state court sitting in the Commonwealth of Virginia (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 9.4.

9.9 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF

THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.9.

9.10 Assignment; Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 6.7, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance herewith without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

9.11 Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and, accordingly, that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Merger), in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.

9.12 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

9.13 Delivery by Facsimile or Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waives any such defense.

[Signature Page Follows]

IN WITNESS WHEREOF, HRB and Xenith have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

XENITH BANKSHARES, INC.

By:	/s/ T. Gaylon Layfield, III
	Name:	T. Gaylon Layfield, III
	Title:	President and Chief Executive Officer

HAMPTON ROADS BANKSHARES, INC.

By:	/s/ Charles M. Johnston
	Name:	Charles M. Johnston
	Title:	Chairman and Chief Executive Officer

[Signature Page to Agreement and Plan of Reorganization]

EXHIBIT A

PLAN OF MERGER

merging

XENITH BANKSHARES, INC.,

a Virginia corporation

with and into

HAMPTON ROADS BANKSHARES, INC.

a Virginia corporation

1. Merger. Xenith Bankshares, Inc., a Virginia corporation (“Xenith”), shall, at the time of issuance of the Certificate of Merger by the State Corporation Commission (the “SCC”) of the Commonwealth of Virginia (or at such later time as may be specified in the Articles of Merger filed with the SCC) (such time being referred to herein as the “Effective Time”), be merged (the “Merger”) with and into Hampton Roads Bankshares, Inc., a Virginia corporation (“HRB”). HRB shall be the surviving corporation (the “Surviving Corporation”) in the Merger and shall continue its corporate existence under the laws of the Commonwealth of Virginia, and the separate corporate existence of Xenith shall terminate.

2. Effects of the Merger. At the Effective Time, the Merger shall have the effects set forth in Section 13.1-721 of the Virginia Stock Corporation Act (the “VSCA”). Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of HRB and Xenith shall be vested in the Surviving Corporation, and all debts, liabilities and duties of HRB and Xenith shall be the debts, liabilities and duties of the Surviving Corporation.

3. Articles of Incorporation and Bylaws.

(a) [Effective at the Effective Time, the amended and restated articles of incorporation of HRB in effect immediately prior to the Effective Time shall be amended to amend and restate Article I and the title thereof to read as set forth in Annex I and, as so amended, will be the Amended and Restated Articles of Incorporation of the Surviving Corporation at and after the Effective Time until thereafter changed or amended as provided therein or by applicable law.]1 [The amended and restated articles of incorporation of HRB in effect immediately prior to the Effective Time shall be the Amended and Restated Articles of Incorporation of the Surviving Corporation at and after the Effective Time until thereafter changed or amended as provided therein or by applicable law.]2

(b) [Effective at the Effective Time, the By Laws of HRB in effect immediately prior to the Effective Time shall be the By Laws of the Surviving Corporation at

[1]	If the shareholders of HRB approve the name change amendment, include the bracketed text.

[2]	If the shareholders of HRB do not approve the name change amendment, include the bracketed text.

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and after the Effective Time until thereafter changed or amended as provided therein or by applicable law, except that the By Laws shall be amended to reflect the change of the name of the Surviving Corporation to Xenith Bankshares, Inc.]3 [The By Laws of HRB in effect immediately prior to the Effective Time shall be the By Laws of the Surviving Corporation at and after the Effective Time until thereafter changed or amended as provided therein or by applicable law]4

4. Manner and Basis of Converting Securities. At the Effective Time, by virtue of the Merger and without any action on the part of any holder of any shares of capital stock of Xenith or HRB:

(a) HRB Common Stock. Each issued and outstanding share of common stock, par value $0.01 per share, of HRB (“HRB Common Stock”) outstanding immediately prior to the Effective Time shall remain an issued and outstanding share of common stock of the Surviving Corporation and shall not be affected by the Merger.

(b) Xenith Common Stock.

(i) Subject to Section 6(e), each share of common stock, par value $1.00 per share, of Xenith issued and outstanding immediately prior to the Effective Time (the “Xenith Common Stock”), except for shares of Xenith Common Stock owned by Xenith or HRB (in each case other than in a fiduciary or agency capacity or as a result of debts previously contracted), shall be converted into the right to receive 4.4 shares (the “Exchange Ratio” and such shares, the “Merger Consideration”) of HRB Common Stock.

(ii) All of the shares of Xenith Common Stock converted into the right to receive HRB Common Stock will no longer be outstanding and will automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate (each a “Certificate,” which term shall include book entry account statements relating to the ownership of shares of Xenith Common Stock) previously representing any such shares of Xenith Common Stock shall thereafter represent only the right to receive (A) a certificate representing the number of whole shares of HRB Common Stock that such shares of Xenith Common Stock have been converted into the right to receive, (B) cash in lieu of fractional shares that the shares of Xenith Common Stock represented by such Certificate have been converted into the right to receive pursuant to this Section 4(b)(ii) and Section 6(e), without any interest thereon, and (C) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 6. Certificates previously representing shares of Xenith Common Stock shall be exchanged for certificates representing whole shares of HRB Common Stock (together with any dividends or distributions with respect thereto and cash in lieu of fractional shares issued in consideration therefor) upon the surrender of such Certificates in accordance with Section 6, without any interest thereon. If, prior to the Effective Time, the outstanding shares of HRB Common Stock or Xenith Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization,

[3]	If the shareholders of HRB approve the name change amendment, include the bracketed text.

[4]	If the shareholders of HRB do not approve the name change amendment, include the bracketed text.

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reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, or there shall be any extraordinary dividend or distribution, an appropriate and proportionate adjustment shall be made to the Exchange Ratio and the Merger Consideration.

(iii) Notwithstanding anything to the contrary herein or in the Merger Agreement, at the Effective Time, all shares of Xenith Common Stock that are owned by Xenith or HRB (in each case other than in a fiduciary or agency capacity or as a result of debts previously contracted) shall be cancelled and shall cease to exist and no stock of HRB or other consideration shall be delivered in exchange therefor.

(c) Treatment of Xenith Equity Awards.

(i) Xenith Stock Options. At the Effective Time, each compensatory option granted by Xenith to purchase shares of Xenith Common Stock (a “Xenith Stock Option”), whether or not vested, that is outstanding and unexercised as of immediately prior to the Effective Time shall be converted into an option to acquire, on the same terms and conditions as were applicable under such Xenith Stock Option immediately prior to the Effective Time, including vesting (and any applicable accelerated vesting), a number of shares of HRB Common Stock equal to the number of shares of Xenith Common Stock subject to such Xenith Stock Option immediately prior to the Effective Time multiplied by the Exchange Ratio (rounding any resultant fractional share down to the nearest whole number of shares) at a price per share of HRB Common Stock equal to the price per share under such Xenith Stock Option divided by the Exchange Ratio (rounding any resultant fractional cent up to the nearest whole cent) (each, as so adjusted, a “Xenith Adjusted Option”).

(ii) Xenith Restricted Stock Awards.

(A) At the Effective Time, each award in respect of a share of Xenith Common Stock subject to vesting, repurchase or other lapse restriction granted by Xenith that is outstanding immediately prior to the Effective Time (a “Xenith Restricted Stock Award”) and becomes vested by its terms at the Effective Time or by reason of the consummation of the transactions contemplated by the Merger Agreement shall be cancelled and converted automatically into the right to receive the Merger Consideration in respect of each share of Xenith Common Stock underlying such Xenith Restricted Stock Award and, unless the holder of the Xenith Restricted Stock Award makes a cash payment to Xenith at or before the Effective Time for applicable tax withholdings, the Merger Consideration payable in respect of a Xenith Restricted Stock Award shall be reduced by applicable tax withholdings as described in Section 4(c)(iv).

(B) At the Effective Time, each Xenith Restricted Stock Award that does not by its terms become vested at the Effective Time or by reason of the consummation of the transactions contemplated by the Merger Agreement shall, automatically and without any required action on the part of the holder thereof, be converted into a HRB restricted stock award with the same terms and conditions (including vesting provisions) as were applicable to such Xenith Restricted Stock Award immediately prior to the Effective Time, relating to the number of shares of HRB Common Stock equal to the product of (1) the Exchange Ratio, multiplied by (2) the number of shares of Xenith Common Stock subject to such Xenith Restricted Stock Award as of immediately prior to the Effective Time (rounding any resultant fractional share to the nearest whole number of shares).

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(iii) Xenith Restricted Stock Unit Awards.

(A) At the Effective Time, each restricted stock unit award in respect of shares of Xenith Common Stock granted by Xenith that is outstanding immediately prior to the Effective Time (a “Xenith Restricted Stock Unit Award”) and becomes vested and/or payable by its terms at the Effective Time or by reason of the consummation of the transactions contemplated by the Merger Agreement shall be cancelled and converted automatically into the right to receive the Merger Consideration in respect of each share of Xenith Common Stock underlying such Xenith Restricted Stock Unit Award and, unless the holder of the Xenith Restricted Stock Unit Award makes a cash payment to Xenith at or before the Effective Time for applicable tax withholdings, the Merger Consideration payable in respect of a Xenith Restricted Stock Unit Award shall be reduced by applicable tax withholdings as described in Section 4(c)(iv).

(B) At the Effective Time, each Xenith Restricted Stock Unit Award that does not by its terms become vested at the Effective Time or by reason of the consummation of the transactions contemplated by the Merger Agreement, or that is vested immediately prior to the Effective Time or by reason of the consummation of the transactions contemplated by the Merger Agreement and does not by its terms become payable at the Effective Time, shall, automatically and without any required action on the part of the holder thereof, be converted into a HRB restricted stock unit award with the same terms and conditions (including vesting and payment provisions) as were applicable to such Xenith Restricted Stock Unit Award immediately prior to the Effective Time, relating to the number of shares of HRB Common Stock equal to the product of (1) the Exchange Ratio, multiplied by (2) the number of shares of Xenith Common Stock subject to such Xenith Restricted Stock Unit Award as of immediately prior to the Effective Time (rounding any resultant fractional share to the nearest whole number of shares).

(iv) Withholdings. If the applicable tax withholdings are not paid to Xenith in cash as provided in Section 4(c)(ii)(A) or Section 4(c)(iii)(A), the number of shares of HRB Common Stock withheld from the consideration otherwise deliverable to each holder of a Xenith Restricted Stock Award or Xenith Restricted Stock Unit Award under Section 4(c)(ii)(A) or Section 4(c)(iii)(A) for purposes of satisfying applicable tax withholding shall be calculated by assuming that the value of a share of HRB Common Stock is equal to the HRB Share Closing Price.

(d) Treatment of Xenith Warrants. At the Effective Time, each warrant exercisable into shares of Xenith Common Stock (“Xenith Warrant”) that is outstanding as of immediately prior to the Effective Time shall be converted in accordance with its terms into a warrant to acquire, on the same terms and conditions as were applicable under such Xenith Warrant, a number of shares of HRB Common Stock equal to the number of shares of Xenith Common Stock subject to such Xenith Warrant immediately before the Effective Time multiplied by the Exchange Ratio (rounding any resultant fractional share down to the nearest whole share) at a price per share of HRB Common Stock equal to the price per share under such Xenith Warrant divided by the Exchange Ratio (rounding any resultant fractional cent up to the nearest cent).

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5. Exchange Agent. At or prior to the Effective Time, HRB shall deposit, or shall cause to be deposited, with an exchange agent designated by HRB and reasonably acceptable to Xenith (the “Exchange Agent”), for the benefit of the holders of Certificates, for exchange in accordance with this Section 5 and Section 6, certificates or, at HRB’s option, evidence of shares in book entry form (collectively, referred to herein as “certificates”), representing the shares of HRB Common Stock, and cash in lieu of any fractional shares (such cash and certificates for shares of HRB Common Stock, together with any dividends or distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”), to be issued pursuant to Sections 4(b) and 4(c) and paid pursuant to Section 6(a) in exchange for outstanding shares of Xenith Common Stock.

6. Exchange of Shares.

(a) As promptly as practicable after the Effective Time, but in no event later than ten (10) days thereafter, HRB shall cause the Exchange Agent to mail to each holder of record of one or more Certificates representing shares of Xenith Common Stock immediately prior to the Effective Time that have been converted at the Effective Time into the right to receive HRB Common Stock pursuant to Section 4, a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates in exchange for certificates representing the number of whole shares of HRB Common Stock and any cash in lieu of fractional shares which the shares of Xenith Common Stock represented by such Certificate or Certificates shall have been converted into the right to receive pursuant to the Merger Agreement as well as any dividends or distributions to be paid pursuant to Section 6(b). Upon proper surrender of a Certificate or Certificates for exchange and cancellation to the Exchange Agent, together with such properly completed letter of transmittal, duly executed, the holder of such Certificate or Certificates shall be entitled to receive in exchange therefor, as applicable, (i) a certificate representing that number of whole shares of HRB Common Stock to which such holder of Xenith Common Stock shall have become entitled pursuant to the provisions of Section 4 and (ii) a check representing the amount of (A) any cash in lieu of fractional shares which such holder has the right to receive in respect of the Certificate or Certificates surrendered pursuant to the provisions of Section 5 and this Section 6 and (B) any dividends or distributions which the holder thereof has the right to receive pursuant to this Section 6, and the Certificate or Certificates so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any Merger Consideration, dividends or distributions or cash in lieu of fractional shares payable to holders of Certificates. Until surrendered as contemplated by this Section 6, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive, upon surrender, the number of whole shares of HRB Common Stock which the shares of Xenith Common Stock represented by such Certificate have been converted into the right to receive and any cash in lieu of fractional shares or in respect of dividends or distributions as contemplated by this Section 6.

(b) No dividends or other distributions declared with respect to HRB Common Stock shall be paid to the holder of any unsurrendered Certificate until such holder

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shall surrender such Certificate in accordance with Section 5 and this Section 6. After the surrender of a Certificate in accordance with Section 5 and this Section 6, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to the whole shares of HRB Common Stock that the shares of Xenith Common Stock represented by such Certificate have been converted into the right to receive.

(c) If any certificate representing shares of HRB Common Stock is to be issued in a name other than that in which the Certificate or Certificates surrendered in exchange therefor is or are registered, it shall be a condition of the issuance thereof that the Certificate or Certificates so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other similar Taxes required by reason of the issuance of a certificate representing shares of HRB Common Stock in any name other than that of the registered holder of the Certificate or Certificates surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(d) After the Effective Time, there shall be no transfers on the stock transfer books of Xenith of the shares of Xenith Common Stock that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for certificates representing shares of HRB Common Stock as provided in Section 5 and this Section 6.

(e) Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of HRB Common Stock shall be issued upon the surrender for exchange of Certificates, no dividend or distribution with respect to HRB Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of HRB. In lieu of the issuance of any such fractional share, HRB shall pay to each former shareholder of Xenith who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the average of the closing-sale prices of HRB Common Stock on the NASDAQ Global Select Market as reported by The Wall Street Journal for the five (5) full trading days ending on the day preceding the Closing Date (or, if not reported therein, in another authoritative source mutually agreed upon by Xenith and HRB) (the “HRB Share Closing Price”) by (ii) the fraction of a share (rounded to the nearest thousandth when expressed in decimal form) of HRB Common Stock which such holder would otherwise be entitled to receive pursuant to Section 4(b).

(f) Any portion of the Exchange Fund that remains unclaimed by the shareholders of Xenith for six (6) months after the Effective Time shall be paid to the Surviving Corporation. Any former shareholders of Xenith who have not theretofore complied with this Section 6 shall thereafter look only to the Surviving Corporation for payment of the shares of HRB Common Stock, cash in lieu of any fractional shares and any unpaid dividends and distributions on the HRB Common Stock deliverable in respect of each former share of Xenith Common Stock such shareholder holds as determined pursuant to the Merger Agreement, in each

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case, without any interest thereon. Notwithstanding the foregoing, none of HRB, Xenith, the Surviving Corporation, the Exchange Agent or any other person shall be liable to any former holder of shares of Xenith Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

(g) HRB shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from any Merger Consideration, cash in lieu of fractional shares of HRB Common Stock, cash dividends or distributions payable pursuant to this Section 6 or any other amounts otherwise payable pursuant to the Merger Agreement to any holder of Xenith Common Stock or Xenith Equity Awards such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax law. To the extent that amounts are so withheld by HRB or the Exchange Agent, as the case may be, and paid over to the appropriate governmental authority, the withheld amounts shall be treated for all purposes of the Merger Agreement as having been paid to the holder of Xenith Common Stock or Xenith Equity Awards in respect of which the deduction and withholding was made by HRB or the Exchange Agent, as the case may be.

(h) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by HRB, the posting by such person of a bond in such amount as HRB may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of HRB Common Stock and any cash in lieu of fractional shares deliverable in respect thereof pursuant to the Merger Agreement.

(i) In accordance with Section 13.1-730 of the VSCA, no appraisal rights shall be available to the holders of Xenith Common Stock in connection with the Merger or any other transactions contemplated by the Merger Agreement.

7. Amendment. Subject to the terms of the Merger Agreement, this Plan of Merger may be amended by the Boards of Directors of HRB and Xenith at any time prior to the Effective Time; provided, however, that any amendment made subsequent to the approval of this Plan of Merger by the shareholders of HRB and Xenith shall not:

(a) alter or change the amount or kind of shares or other securities, eligible interests, obligations, rights to acquire shares, other securities or eligible interests, cash or other property to be received under the plan by the shareholders of or owners of eligible interests in HRB or Xenith;

(b) alter or change any of the other terms or conditions of this Plan of Merger if the change would adversely affect such shareholders of HRB or Xenith in any material respect; or

(c) alter or change any term of the articles of incorporation of HRB or Xenith; except as permitted by Section 13.1-706 of the VSCA.

8. Abandonment. At any time prior to the Effective Time, the Merger may be abandoned, subject to the terms of the Merger Agreement, without further shareholder action in the manner determined by the Boards of Directors of HRB and Xenith. Written notice of such abandonment shall be filed with the SCC prior to the Effective Time.

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9. Defined Terms. As used in this Plan of Merger, the following terms shall have the meaning set forth below:

(a) “Closing Date” shall mean the date when the Articles of Merger are filed with the SCC.

(b) “Code” shall mean the Internal Revenue Code of 1986, as amended.

(c) “Merger Agreement” shall mean the Agreement and Plan of Reorganization by and between Xenith and HRB dated February 10, 2016.

(d) “Xenith Equity Awards” means the Xenith Stock Options, Xenith Adjusted Options, Xenith Restricted Stock Awards and Xenith Restricted Stock Unit Awards

(e) “Tax” or “Taxes” means all federal, state, local, and foreign income, excise, gross receipts, ad valorem, profits, gains, property, capital, sales, transfer, use, license, payroll, employment, social security, severance, unemployment, withholding, duties, excise, windfall profits, intangibles, franchise, backup withholding, value added, alternative or add-on minimum, estimated and other taxes, charges, levies or like assessments together with all penalties and additions to tax and interest thereon.

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Annex I5

Amendment to

Amended and Restated Articles

of Incorporation

of

Hampton Roads Bankshares, Inc.

1. Article I shall be amended and restated to read as follows:

“The name of the Corporation is Xenith Bankshares, Inc.”

2. The references to “Hampton Roads Bankshares, Inc.” in the title of the Amended and Restated Articles of Incorporation shall be replaced with “Xenith Bankshares, Inc.”

[5]	If the shareholders of HRB approve the name change amendment, include Annex I.